UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is ABIOMED, Inc., a Delaware corporation (“ABIOMED” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to ABIOMED. The address of ABIOMED’s principal executive office is 22 Cherry Hill Drive, Danvers, Massachusetts 01923. The telephone number of ABIOMED’s principal executive office is (978) 646-1400.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ABIOMED’s common stock, par value $0.01 per share (each such share, a “Share” and, collectively, the “Shares”). As of November 7, 2022, there were (i) 45,110,225 Shares issued and outstanding, (ii) 311,749 Shares issuable upon the vesting and settlement of Company PSU Awards (as defined below) based on the levels of performance specified in the Merger Agreement (as defined below), (iii) 267,987 Shares subject to issuance upon the vesting and settlement of Company RSU Awards (as defined below), (iv) 565,707 Shares issuable pursuant to the exercise of Company Options (as defined below) and (v) 4,631 Shares estimated to be subject to outstanding rights under ABIOMED’s 1988 Employee Stock Purchase Plan, as Amended and Restated on February 5, 2019 (the “Company ESPP”) (based on total employee contributions to the Company ESPP from October 1, 2022 through November 7, 2022 and assuming the closing price per Share as reported by The NASDAQ Global Select Market on the purchase date for the current offering period was equal to the Offer Price (as defined below)).

Item 2. Identity and Background of Filing Person.

Name and Address

ABIOMED, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of ABIOMED are set forth in “Item 1. Subject Company Information—Name and Address” above and incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding Shares at a price of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 31, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), which was filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 15, 2022.

The Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement and the CVR Agreement (as defined below) are referred to herein as the “Transactions.”

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 15, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York time, on December 13, 2022 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—“Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Merger Sub is required to accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn.

The consummation of the Offer is subject to various conditions, including there being, as of immediately prior to the Expiration Time, validly tendered and not validly withdrawn in accordance with the terms of the Offer and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)), a number of Shares that, together with the Shares then owned by Parent, Merger Sub and their respective affiliates (if any), represents at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”).

The Merger Agreement provides that on its terms and subject to the satisfaction (or waiver, if permitted by applicable law) of each of the applicable conditions set forth therein, following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Merger Sub of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Parent, the Company and Merger Sub must consummate the Merger as soon as practicable (but in any event no later than the Business Day after) the irrevocable acceptance for payment by Merger Sub of Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Time”) (such date of the consummation of the Merger, the “Closing Date”). At the effective time of the Merger (the “Effective Time”), each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, (b) Shares irrevocably accepted for purchase pursuant to the Offer and (c) Shares that are issued and outstanding immediately prior to the Effective Time that are held by stockholders of the Company who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes.

At or prior to the Acceptance Time, Parent will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer.

The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement. A more complete description of the Merger Agreement and the CVR Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement” and “The Transaction Agreements—The CVR Agreement.” Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement (including the form of CVR Agreement) are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of the principal executive offices of Parent and Merger Sub is (752) 524-0400.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at http://www.sec.gov, or on the Company’s website at https://investors.abiomed.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of ABIOMED on Schedule 14A filed with the SEC on June 28, 2022, and filed as Exhibit (e)(6) to this Schedule 14D-9, which is incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

The ABIOMED board of directors (the “Company Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Arrangements between the Company and Parent

Merger Agreement

The summary of the material terms of the Merger Agreement and CVR Agreement contained in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements” is incorporated herein by reference. We encourage all of the Company’s stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of the Company, Parent and Merger Sub are governed by the specific language of the Merger Agreement and not by the summary contained in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements.” The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to Parent. Such representations and warranties were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and are also qualified in important part by a confidential disclosure letter delivered by the Company to Parent in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement and the summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be issued as part of the Offer in the form attached to the Merger Agreement, with such changes thereto as the Rights Agent may reasonably request to which the Company consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). A CVR represents the non-tradeable contractual right to receive contingent cash payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate (the “Milestone Payments”), payable as specified upon the achievement of the following milestones (each, a “Milestone”):

•

$17.50 per CVR if aggregate worldwide Net Sales (as defined in the CVR Agreement) of the Products (as defined in the CVR Agreement) exceeds $3,700,000,000 (the “Net Sales Milestone”) during the period from the first day of Parent’s fiscal second quarter of 2027 through the last day of Parent’s fiscal first quarter of 2028 (the “2028 Measurement Period”); provided, that in the event that the Net Sales Milestone is not achieved during the 2028 Measurement Period, if the Net Sales Milestone is thereafter achieved during any other period of four consecutive fiscal quarters during the period from the first day of Parent’s fiscal third quarter of 2027 through the last day of Parent’s fiscal first quarter of 2029 (the “2028-29 Measurement Period”), the Milestone Payment payable upon the achievement of the Net Sales Milestone will be $8.75 per CVR;

•

$7.50 per CVR if, on or prior to January 1, 2028, the U.S. Food and Drug Administration approves a premarket approval application or a premarket approval application supplement for the use of any device in the Impella Product Family (as defined in the CVR Agreement) in patients presenting with ST-Segment Elevation Myocardial Infarction (“STEMI”), or Anterior STEMI, without cardiogenic shock (the “FDA Approval Milestone”); and

•	$10.00 per CVR, upon the earliest to occur of any of the following:

•

on or prior to the earlier of (i) four years after publication of results relating to the secondary clinical endpoint in the STEMI DTU™ study undertaken by the Company and (ii) December 31, 2029, results from the STEMI DTU™ study undertaken by the Company contribute to the publication of a Class I recommendation in the American College of Cardiology / American Heart Association Clinical Practice Guideline for Coronary Artery Revascularization (the “Clinical Practice Guideline”) for the use of any device in the Impella Product Family in patients presenting with STEMI, or Anterior STEMI, without cardiogenic shock (the “STEMI Recommendation Milestone”);

•

on or prior to the earlier of (i) four years after publication of results relating to the primary clinical endpoints in the PROTECT IV study undertaken by the Company and (B) December 31, 2029, results from the PROTECT IV study undertaken by the Company contribute to the publication of a Class I recommendation in the Clinical Practice Guideline for the use of any device in the Impella Product Family in high-risk patients with complex coronary artery disease and reduced left ventricular function (the “HRPCI Milestone”); and

•

on or prior to the earlier of (A) four years after publication of results relating to the primary clinical endpoints in the RECOVER IV study undertaken by the Company and (B) December 31, 2029, results from the RECOVER IV study undertaken by the Company contribute to the publication of a Class I recommendation in the Clinical Practice Guideline for the use of any device in the Impella Product Family in patients with STEMI-Cardiogenic Shock, or STEMI-CS (the “Cardiogenic Shock Milestone”).

It is possible that the Milestones will not be achieved, in which case only the Cash Amount will be received for any Shares tendered in the Offer and no payment will be made with respect to the CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to, with respect to each of (i) the STEMI Recommendation Milestone and the FDA Approval Milestone, (ii) the

HRPCI Milestone and (iii) the Cardiogenic Shock Milestone, expend at least $40 million, $85 million and $40 million, respectively (with each such amount to be adjusted prior to entry into the CVR Agreement to deduct any amounts actually incurred or spent by the Company with respect to the foregoing following the date of the Merger Agreement), towards the achievement of such Milestone(s), subject to certain exceptions specified in the CVR Agreement. Other than with respect to these commitments, Parent (a) has the right, in its sole and absolute discretion, to direct and control the development, marketing, commercialization and sale of the Products in all respects and (b) is not otherwise required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to develop, market, commercialize or sell the Products or achieve the Milestones. There can be no assurance that any of the Milestones will be achieved or that any payment with respect to the CVRs will be made.

The CVRs are not transferable, except (i) upon death of a holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company, or (vi) to Parent or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

The foregoing summary of the CVR Agreement and the summary of the material terms of the CVR Agreement contained in Section 11 of the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement. The form of CVR Agreement is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On September 28, 2022, the Company and Parent entered into a confidential disclosure agreement in connection with the proposed Transactions (the “Confidentiality Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to it or its representatives by the Company for a period of two years. Parent also agreed to abide by a standstill provision expiring on December 31, 2023, which included the right for Parent to confidentially make proposals to the chief executive officer of the Company or the Company Board during the standstill period. The Confidentiality Agreement included a fall-away of such standstill provisions if, at any time, (i) a third party (other than Parent and its representatives) commences a tender offer for more than 50% of the outstanding voting securities of the Company and the Company Board has recommended in favor of such tender offer or (ii) the Company enters into a definitive agreement with any third party contemplating the entry (by way of merger, tender offer, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution or otherwise) of more than 50% of the outstanding capital stock of the Company or more than 50% of its consolidated assets. The Confidentiality Agreement also included a one-year non-solicitation provision.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company

The Company’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. These interests may include, among others, (i) payment in respect of cancelled Company Options, Company RSU Awards and Company PSU Awards based on the Merger Consideration in accordance with the terms of the Merger Agreement, (ii) the potential to receive certain amounts and benefits upon qualifying terminations of employment pursuant to the terms of individual agreements with the Company, (iii) the potential to receive certain transaction bonuses or retention awards and (iv) certain indemnification obligations. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company.

The following table sets forth the number of Shares beneficially owned as of November 7, 2022 by each of our executive officers and directors (excluding Shares issuable upon exercise of Company Options and vesting of Company RSU Awards and Company PSU Awards) and the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(#)(1)	Cash Consideration for Shares ($)	Maximum Cash Payments for CVRs Issued in Respect of Shares ($)	Total Value of Shares ($)
Executive Officers
Michael R. Minogue, Chairman, President and Chief Executive Officer	380,047	144,417,860	13,301,645	157,719,505
Marc A. Began, Executive Vice President, General Counsel and Secretary	5,139	1,952,820	179,865	2,132,685
Andrew J. Greenfield, Executive Vice President and Chief Commercial Officer	15,963	6,065,940	558,705	6,624,645
Todd A. Trapp, Executive Vice President and Chief Financial Officer	7,418	2,818,840	259,630	3,078,470
Matthew T. Plano, Executive Vice President, Global Operations and Integration	4,605	1,749,900	161,175	1,911,075
Non-Employee Directors
Paula A. Johnson	500	190,000	17,500	207,500
Dorothy E. Puhy	13,909	5,285,420	486,815	5,772,235
Jeannine M. Rivet	8,604	3,269,520	301,140	3,570,660
Myron L. Rolle	514	195,320	17,990	213,310
Eric A. Rose	14,522	5,518,360	508,270	6,026,630
Martin P. Sutter	122,689	46,621,820	4,294,115	50,915,935
Paul G. Thomas	5,676	2,156,880	198,660	2,355,540
Christopher D. Van Gorder	6,729	2,557,020	235,515	2,792,535
All of our current executive officers and non-employee directors as a group (13 persons)	586,315	222,799,700	20,521,025	243,792,535

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options and unvested Company RSU Awards and Company PSU Awards held by each individual are excluded.

Consideration for Company Options in the Merger—Generally

At the Effective Time, each option to purchase Shares outstanding under the Company’s Second Amended and Restated 2015 Omnibus Incentive Plan (the “Company Stock Plan”) (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive the following:

•

with respect to each Company Option that has a per Share exercise price that is less than the Cash Amount (each, an “In-the-Money Option”), (i) an amount in cash (without interest) equal to the product of (A) the aggregate number of Shares underlying such In-the-Money Option immediately prior to the Effective Time, and (B) the excess, of (x) the Cash Amount over (y) the per Share exercise price of such In-the-Money Option, and (ii) one CVR for each Share underlying such In-the-Money Option immediately prior to the Effective Time; and

•

with respect to each Company Option that has a per Share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”), upon each date a notice of achievement of a Milestone is delivered in accordance with the CVR Agreement (each, a “Valuation Point”) occurring after the Effective Time, an amount in cash (without interest) equal to the product of (A) the aggregate number of Shares underlying such Out-of-the-Money Option immediately prior to the Effective Time and (B) (x) the excess, if any, of (1) the Per Share Value Paid (as defined below) as of such Valuation Point over (2) the per Share exercise price of such Out-of-the-Money Option, less (y) the amount of all payments previously received with respect to such Out-of-the-Money Option. Notwithstanding anything in the Merger Agreement to the contrary, in the event no contingent payment will become payable with respect to the CVRs under the CVR Agreement, then no payment will be made in respect of any Out-of-the-Money Option following the Effective Time, and each such Out-of-the-Money Option will be canceled for no consideration. The “Per Share Value Paid” means, as of any Valuation Point, the sum of (i) the Cash Amount, (ii) the amount per Share in cash previously paid in respect of any earlier Valuation Point under the CVR Agreement, if any, and (iii) the amount per Share in cash to be paid at such Valuation Point under the CVR Agreement.

Consideration for Company RSU Awards in the Merger—Generally

Each award of restricted stock units outstanding under the Company Stock Plan, excluding any Company PSU Award (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive (i) an amount in cash (without interest) equal to the product of (A) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time and (B) the Cash Amount, and (ii) one CVR for each Share underlying such Company RSU Award immediately prior to the Effective Time.

Consideration for Company PSU Awards in the Merger—Generally

Each award of restricted stock units outstanding under the Company Stock Plan with vesting subject to performance-based conditions (each, a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive (i) an amount in cash (without interest) equal to the product of (A) the aggregate number of Shares underlying such Company PSU Award immediately prior to the Effective Time (assuming attainment of (1) the actual level of performance for performance metrics for which the relevant performance period has been completed as of the Closing Date and (2) the maximum level of performance under the terms of the applicable award agreement as in effect on the date of the Merger Agreement for performance metrics for which the relevant performance period has not been completed as of the Closing Date (subject, in the case of Company PSU Awards granted to the Chief Executive Officer of the Company, to a maximum level of performance of 200% of the target level of performance)) and (B) the Cash Amount, and (ii) one CVR for each Share underlying such Company PSU Award immediately prior to the Effective Time (assuming attainment of (1) the actual level of performance for performance metrics for which the relevant performance period has been completed as of the Closing Date and (2) the maximum level of performance under the terms of the applicable award agreement as in effect on the date of the Merger Agreement for performance metrics for which the relevant performance period has not been completed as of the Closing Date (subject, in the case of Company PSU Awards granted to the Chief Executive Officer of the Company, to a maximum level of performance of 200% of the target level of performance)).

Treatment of Executive Officer and Director Equity Awards in the Merger

At the Effective Time, all Company Options (whether vested or unvested) held by the Company’s executive officers and non-employee directors will be treated as described in the section titled “—Consideration for Company Options in the Merger—Generally.” In addition, at the Effective Time, all Company RSU Awards (whether vested or unvested) held by the Company’s executive officers and non-employee directors will be treated as described in the section titled “—Consideration for Company RSU Awards in the Merger—Generally” and all Company PSU Awards (whether vested or unvested) held by the Company’s executive officers and non-employee directors will be treated as described in the section titled “—Consideration for Company PSU Awards in the Merger—Generally.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth (i) information about outstanding Company Options held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Company Options, in each case as of November 7, 2022.

Name	Number of Shares Underlying Unexercised Company Options Exercisable (#)	Number of Shares Underlying Unexercised Company Options Unexercisable (#)	Company Option Exercise Price ($)	Cash Consideration for Unexercised In-the-Money Company Options ($)	Number of CVRs Issued for Unexercised In-the-Money Company Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In-the-Money Company Options ($)	Maximum Cash Payment for Out-of- the-Money Company Options ($)	Total Value of Outstanding Company Options ($)
Michael R. Minogue	85,000	—	21.55	30,468,250	85,000	2,975,000	—	33,443,250
	35,000	—	66.25	10,981,250	35,000	1,225,000	—	12,206,250
	30,500	—	99.62	8,551,590	30,500	1,067,500	—	9,619,090
	33,000	—	134.51	8,101,170	33,000	1,155,000	—	9,256,170
	30,000	—	381.97	—	—	—	990,900	990,900
	50,000	—	266.39	5,680,500	50,000	1,750,000	—	7,430,500
	13,932	6,966	223.90	3,262,178	20,898	731,430	—	3,993,608
	10,000	20,000	283.88	2,883,600	30,000	1,050,000	—	3,933,600
Todd A. Trapp	7,000	—	266.39	795,270	7,000	245,000	—	1,040,270
	4,353	2,177	223.90	1,019,333	6,530	228,550	—	1,247,883
	1,246	2,491	283.88	359,200	3,737	130,795	—	489,995
Andrew J. Greenfield	5,000	—	99.62	1,401,900	5,000	175,000	—	1,576,900
	6,500	—	134.51	1,595,685	6,500	227,500	—	1,823,185
	4,000	—	381.97	—	—	—	132,120	132,120
	7,000	—	266.39	795,270	7,000	245,000	—	1,040,270
	3,264	1,632	223.90	764,266	4,896	171,360	—	935,626
	956	1,912	283.88	275,672	2,868	100,380	—	376,052

Name	Number of Shares Underlying Unexercised Company Options Exercisable (#)	Number of Shares Underlying Unexercised Company Options Unexercisable (#)	Company Option Exercise Price ($)	Cash Consideration for Unexercised In-the-Money Company Options ($)	Number of CVRs Issued for Unexercised In-the-Money Company Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In-the-Money Company Options ($)	Maximum Cash Payment for Out-of- the-Money Company Options ($)	Total Value of Outstanding Company Stock Options ($)
David M. Weber	6,500	—	381.97	—	—	—	214,695	214,695
	6,000	—	266.39	681,660	6,000	210,000	—	891,660
	3,333	1,667	223.90	780,500	5,000	175,000	—	955,500
	1,657	3,312	283.88	477,620	4,969	173,915	—	651,535
Marc A. Began	7,000	—	266.39	795,270	7,000	245,000	—	1,040,270
	3,416	1,709	223.90	800,013	5,125	119,560	—	919,573
	987	1,974	283.88	284,611	2,961	34,545	—	319,156
Matthew Plano	2,000	—	381.97	—	2,000	—	66,060	66,060
	5,000	—	266.39	568,050	5,000	175,000	—	743,050
		922	223.90	143,924	922	—	—	143,924
	922	1,843	283.88	265,772	2,765	32,270	—	298,042
Paula A. Johnson	—	—	—	—	—	—	—	—
Dorothy E. Puhy	—	—	—	—	—	—	—	—
Jeannine M. Rivet	—	—	—	—	—	—	—	—
Myron L. Rolle	—	—	—	—	—	—	—	—
Eric A. Rose	—	—	—	—	—	—	—	—
Martin P. Sutter	—	—	—	—	—	—	—	—
Paul G. Thomas	—	—	—	—	—	—	—	—
Christopher D. Van Gorder	—	—	—	—	—	—	—	—

The table below sets forth (i) information about outstanding Company RSU Awards and Company PSU Awards held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Company RSU Awards and Company PSU Awards, in each case as of November 7, 2022 (assuming, in the case of Company PSU Awards, attainment of (i) the actual level of performance for performance metrics for which the relevant performance period has been completed as of the date of this Schedule 14D-9 and (ii) the maximum level of performance under the terms of the applicable award agreement as in effect on the date of this Schedule 14D-9 for performance metrics for which the relevant performance period has not been completed as of the date of this Schedule 14D-9, subject to a maximum of 200% of the target level of performance for any Company PSU Awards held by the Chief Executive Officer of the Company).

Name	Number of Shares Underlying Unvested Company RSU Awards (#)	Cash Consideration for Unvested Company RSU Awards ($)	Number of CVRs Issued in Respect of Unvested Company RSU Awards (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company RSU Awards ($)	Number of Shares Underlying Unvested Company PSU Awards (#)	Cash Consideration for Unvested Company PSU Awards ($)	Number of CVRs Issued in Respect of Unvested Company PSU Awards (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company PSU Awards ($)	Total Value of Outstanding Company RSU Awards and Company PSU Awards ($)
Michael R. Minogue	30,584	11,621,920	30,584	1,070,440	96,265	36,580,865	96,265	3,369,290	52,642,515
Todd A. Trapp	6,748	2,564,240	6,748	236,180	26,023	9,888,740	26,023	910,805	13,599,965
Andrew J. Greenfield	7,507	2,852,660	7,507	262,745	27,458	10,434,040	27,458	961,030	14,510,475
David M. Weber	3,471	1,318,980	3,471	121,485	7,757	2,947,470	7,757	271,478	4,659,413
Marc A. Began	7,098	2,697,240	7,098	248,430	24,029	9,130,830	24,029	840,998	12,917,498
Matthew Plano	3,801	1,444,380	3,801	133,035	12,490	4,746,010	12,490	437,133	6,760,558
Paula A. Johnson	1,159	440,420	1,159	40,565	—	—	—	—	480,985
Dorothy E. Puhy	681	258,780	681	23,835	—	—	—	—	282,615
Jeannine M. Rivet	681	258,780	681	23,835	—	—	—	—	282,615
Myron L. Rolle	1,207	458,660	1,207	42,245	—	—	—	—	500,905
Eric A. Rose	681	258,780	681	23,835	—	—	—	—	282,615
Martin P. Sutter	681	258,780	681	23,835	—	—	—	—	282,615
Paul G. Thomas	681	258,780	681	23,835	—	—	—	—	282,615
Christopher D. Van Gorder	681	258,780	681	23,835	—	—	—	—	282,615

Employee Matters Following the Merger

For a period of twelve months following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to each employee of the Company or any of its subsidiaries who, as of the Effective Time, continues his or her employment with Parent, the Surviving Corporation or any of its subsidiaries (each, a “Continuing Employee”) for so long as such Continuing Employee remains in the employment of the Surviving Corporation and its subsidiaries: (i) a base salary or wage rate, as applicable, that is not less than the base salary or wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) an annual cash incentive opportunity that is no less favorable than the annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance benefits no less than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iv) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits (excluding any defined benefit pension or post-employment health or welfare benefits, equity and retention, change in control or other one-off payments or benefits) provided to such Continuing Employee immediately prior to the Effective Time or, at Parent’s election, if greater, the other compensation and employee benefits provided to similarly situated new hires of Parent and its affiliates.

If the Closing Date occurs before the date annual bonuses for fiscal year 2023 are paid under any Company compensation or benefit plan that is an annual cash incentive compensation plan or arrangement (a “2023 Bonus Plan”), Parent will cause the Surviving Corporation to (i) continue to operate such 2023 Bonus Plan consistent with the Company’s past practice, and (ii) pay an annual bonus for fiscal year 2023 under the 2023 Bonus Plan at substantially the same time as annual bonuses have historically been paid by the Company (but in no event later than June 15, 2023) to each Continuing Employee participating in a 2023 Bonus Plan (A) who remains employed by Parent, the Surviving Corporation or their affiliates through the date of payment or (B) whose employment by Parent, the Surviving Corporation or their affiliates is terminated without “cause” (as defined in the Company Stock Plan) or due to death or disability. Any such amounts payable on termination will be reduced, but not below zero, by any prorated bonus amounts an employee is entitled to pursuant to any individual agreement.

To the extent that a benefit plan or any other employee benefit plan or other compensation or severance arrangement of the Parent, the Surviving Corporation or any of their respective subsidiaries (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent will cause to be granted to such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time (i) for purposes of vesting (but not eligibility or benefit accrual) under Parent’s defined benefit pension plan, (ii) for purposes of eligibility and benefit accrual for vacation and work anniversary service awards under Parent’s vacation program and work anniversary service award programs, (iii) for purposes of eligibility to participate in any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility, vesting and company contributions under Parent’s 401(k) plans and (v) unless covered under another arrangement with or of the Company or any of its subsidiaries, for benefit calculation purposes under Parent’s severance plan; provided, however, that in the case of each of clauses (i), (ii), (iii), (iv) and (v), such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent will use commercially reasonable efforts (or will cause the Surviving Corporation to use commercially reasonable efforts) to ensure that (I) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable benefit plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (II) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. For the avoidance of doubt, neither Parent nor any of its affiliates will be required to take any action to the extent Parent determines that such action could make a Continuing Employee (or eligible dependent) ineligible for a benefit (for example, if credit for past contributions would make the Continuing Employee ineligible for health savings account contributions from Parent).

Executive Change of Control Agreements and Other Agreements

Michael R. Minogue

On October 31, 2022, at the request of Parent, in connection with entering into the Merger Agreement, the Company entered into a letter agreement with Michael Minogue (the “Minogue Letter Agreement”), which modified his existing change of control agreement with the Company, dated as of April 5, 2004, as amended by an amendment dated as of December 31, 2008 (the “Minogue CIC Agreement”). Under the terms of the Minogue Letter Agreement, immediately following the Effective Time, Mr. Minogue’s employment with the Company and its affiliates will terminate, which termination of employment will be treated as a termination by the Company and its affiliates other than for Cause (as defined in the Minogue CIC Agreement). Upon such termination, Mr. Minogue will receive the following payments and benefits in full satisfaction of the Company’s obligations under the Minogue CIC Agreement: (i) all Accrued Obligations (as defined in the Minogue CIC Agreement), (ii) $152,636,616 (an amount based on the existing severance formula in the Minogue CIC Agreement as of the date of the Merger Agreement and not enhanced in connection with the Transactions), (iii) 18 months of continued medical benefits and (iv) up to $5,000 of outplacement benefits.

Pursuant to the pre-existing terms of the Minogue CIC Agreement, in the event that any payments or benefits to Mr. Minogue are subject to any excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Mr. Minogue is entitled to receive a “gross-up” payment such that he will receive an after-tax amount of such payment sufficient to enable him to pay all such excise taxes, interest and penalties.

The foregoing summary of the Minogue Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Minogue Letter Agreement, filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

Todd A. Trapp

The Company has entered into a change of control severance agreement, dated as of April 6, 2018, with Todd Trapp which provides that if, within two years following a change of control, Mr. Trapp’s employment is terminated by the Company without cause or if Mr. Trapp resigns for good reason, then Mr. Trapp is eligible to receive: (i) continued base salary for 24 months following the date of termination; (ii) reimbursement for medical insurance premiums for up to 24 months following the date of termination; (iii) reasonable outplacement assistance with an aggregate cost of up to $10,000; and (iv) accelerated vesting of all outstanding stock options, stock appreciation rights, and restricted stock held by Mr. Trapp as of his termination date.

In connection with entering into the Merger Agreement, the Company may amend Mr. Trapp’s change of control severance agreement to provide him with, in addition to his existing severance and benefits entitlements, (i) a prorated bonus based on the annual target bonus for the fiscal year in which a qualifying termination of employment occurs and (ii) an amount equal to the product of two and his target bonus as in effect immediately prior to such qualifying termination of employment. As of the date of this Schedule 14D-9, no such amendment of Mr. Trapp’s change of control severance agreement has been made, but the Company expects to enter into such amendment prior to the Effective Time.

Marc A. Began

The Company has entered into a change of control severance agreement with Marc Began, dated as of November 1, 2018, which provides that if, within two years following a change of control, Mr. Began’s employment is terminated by the Company without cause or if Mr. Began resigns for good reason, then Mr. Began is eligible to receive: (i) continued base salary for 24 months following the date of termination; (ii) a prorated annual target bonus for the calendar year in which such termination occurs, plus an amount equal to two times his target bonus as in effect immediately prior to such termination, payable in equal installments over the 24 months following such termination; (iii) reimbursement for medical insurance premiums for up to 24 months following the date of termination; (iv) reasonable outplacement assistance with an aggregate cost of up to $10,000; and (v) accelerated vesting of all outstanding stock options, stock appreciation rights and restricted stock held by Mr. Began as of the date of termination.

Andrew J. Greenfield

On October 31, 2022, in connection with entering into the Merger Agreement, at the request of Parent, the Company entered into a retention agreement with Andrew Greenfield (the “Greenfield Retention Agreement”), which agreement modifies certain provisions of Mr. Greenfield’s change of control agreement with the Company, dated as of September 15, 2008 (the “Greenfield CIC Agreement”).

Under the terms of the Greenfield Retention Agreement, Mr. Greenfield is entitled to a retention opportunity equal to $3,500,000 in the aggregate, $2,400,000 of which is payable on the first anniversary of the Effective Time and the remaining $1,100,000 of which is payable on the second anniversary of the Effective Time, in each case, subject to Mr. Greenfield’s continued employment with the Company and its affiliates through the applicable retention date.

Notwithstanding the foregoing, if Mr. Greenfield’s employment is terminated prior to the second anniversary of the Effective Time other than for Cause (as defined in the Greenfield CIC Agreement), due to Mr. Greenfield’s death or disability or if Mr. Greenfield resigns for Good Reason (as defined in the Greenfield Retention Agreement), then (a) if such termination is before the first anniversary of the Effective Time, Mr. Greenfield will receive the sum of (i) the severance compensation and benefits payable under the Greenfield CIC Agreement and (ii) $2,250,500 and (b) if such termination is after the first anniversary of the Effective Time and prior to the second anniversary of the Effective Time, Mr. Greenfield will receive $1,100,000.

Pursuant to the pre-existing terms of the Greenfield CIC Agreement, in the event that any payments or benefits to Mr. Greenfield are subject to any excise tax under Section 4999 of the Code, the Company will make a “gross-up” payment to Mr. Greenfield such that he will receive an after-tax amount of such payment sufficient to enable him to pay all such excise taxes, interest and penalties, subject to a cap on the amount of such gross-up payments as set forth in the Greenfield CIC Agreement.

The foregoing summary of the Greenfield Retention Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Greenfield Retention Agreement, filed as Exhibit (e)(8) to this Schedule 14D-9 and incorporated herein by reference.

David M. Weber

The Company has entered into a change of control agreement with David Weber, dated as of September 15, 2008. Dr. Weber retired as an executive officer effective March 31, 2022, but remains an employee of the Company.

During the two-year period after a change in control, if the Company terminates Dr. Weber’s employment without cause, or if Dr. Weber resigns (other than during the six-month period following a change of control), Dr. Weber will receive: (i) a lump-sum cash severance payment equal to two times the sum of his base salary and target bonus; (ii) a prorated bonus for the year of termination (based on the greater of his annual bonus paid during the Company’s most recently completed fiscal year and his annual target bonus for the year in which the termination occurs); (iii) up to 24 months of continued medical benefits; (iv) reimbursement of up to $10,000 in fees paid for outplacement benefits and any other payments or benefits for which Dr. Weber or his family would be eligible; and (v) if the Company terminates Dr. Weber without cause or Dr. Weber resigns for good reason, all remaining unvested stock options or stock appreciation rights will immediately and automatically become exercisable and all restricted shares will fully vest.

Pursuant to the pre-existing terms of his change of control agreement, in the event that any payments or benefits to Dr. Weber are subject to any excise tax under Section 4999 of the Code, the Company will make a “gross-up” payment to Dr. Weber such that he will receive an after-tax amount of such payment sufficient to enable him to pay all such excise taxes, interest and penalties, subject to a cap on the amount of such gross-up payments as set forth in Dr. Weber’s change in control agreement.

Executive Officers Who Are Not Named Executive Officers

The estimated aggregate amount that would be payable to the Company’s executive officer who is not a named executive officer and is party to a change of control severance agreement with the Company if the Merger was completed and such officer experienced a qualifying termination under such agreement on November 7, 2022 is $643,606 (excluding any amounts attributable to equity awards, the value of which is quantified in the section above titled “—Treatment of Executive Officer and Director Equity Awards in the Merger”).

Transaction Bonuses

In connection with the Merger, the Company may pay cash-based transaction bonuses to each of Mr. Trapp and Mr. Began at the Effective Time in an aggregate amount not to exceed $12.25 million, in each case, subject to continued employment through the Effective Time.

Individual Agreements

Certain members of the Company’s senior management may enter into arrangements with, or at the request of, the Parent regarding their roles and compensation with the Parent following the Effective Time. As of the date of this Schedule 14D-9, except as described in this Schedule 14D-9, no such arrangements have been entered into or are being negotiated.

Section 280G Mitigation Actions

The Company, in consultation with Parent, is permitted to take certain actions before the Effective Time to mitigate the amount of potential “excess parachute payments” for “disqualified individuals” (each, as defined in Section 280G of the Code), including accelerating the vesting or payment of certain compensation that would be paid in a future year or at the Effective Time. As of the date of this Schedule 14D-9, the Company has not yet approved any specific actions to mitigate the expected impact of Section 280G of the Code. The Company will use reasonable efforts to recover any such accelerated amounts that are later determined to have not been earned due to a termination of employment or failure to meet any applicable performance criteria.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of our “named executive officers” (identified in accordance with SEC regulations) and that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that:

(1)	the Effective Time will occur on November 7, 2022 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

(2)	each named executive officer will experience a termination qualifying them to receive severance, as of the Effective Time;

(3)	the named executive officer’s base salary and target bonus amount remain unchanged from those in effect as of November 7, 2022;

(4)	no named executive officer receives any additional equity grants on or prior to the Effective Time;

(5)

the Milestones set forth in the CVR Agreement are achieved and holders of CVRs and holders of Out-of-the-Money Options receive the maximum aggregate payment of $35 per CVR (less the portion of the exercise price that exceeds the Cash Amount in the case of Out-of-the-Money Options);

(6)

Mr. Trapp and the Company enter into the amendment to his change of control severance agreement on the terms described above, and no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time or the value of payments or benefits that are not based on or otherwise related to the Transactions. The calculations in the tables also do not reflect compensation actions that may occur after the date of this Schedule 14D-9 but before the Effective Time. For purposes of this disclosure, “single-trigger” refers to payments or benefits that are conditioned only upon the occurrence of either the Offer or the Merger and “double-trigger” refers to payments or benefits that are conditioned on the occurrence of both the Offer or the Merger and a qualifying termination of employment.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Michael R. Minogue	153,991,580	56,596,118	45,000	78,052,637	288,685,335
Todd A. Trapp	7,968,087	14,342,610	65,000	—	22,375,697
Andrew J. Greenfield	3,772,687	15,073,052	65,000	—	18,910,739
David M. Weber(5)	846,638	5,412,246	65,000	—	6,323,884
Marc A. Began	7,585,948	13,502,918	65,000	—	21,153,866

(1)

The amount for Mr. Minogue includes the severance payment that Mr. Minogue would be entitled to receive upon a termination of employment following the Effective Time as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above. The amounts for Messrs. Trapp, Weber and Began include the aggregate dollar value for the severance payments that the executive would receive upon a termination of employment by the Company without cause or by the applicable executive for good reason within two years following a change in control of the Company as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above. The amount for Mr. Greenfield assumes his employment is terminated at the Effective Time and he earns the severance provided for under the Greenfield Retention Agreement as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above. For all executives, the remainder of the amounts represents (i) the applicable executive’s prorated annual bonus based on the amount of days the executive would have worked through the assumed termination date as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above and (ii) in the case of Messrs. Trapp and Began, the transaction bonuses described in the subsection titled “—Transaction Bonuses” above. The following table breaks down the amounts in this column, each of which, other than the transaction bonuses for Messrs. Trapp and Began, is “double-trigger”, by types of payment. The transaction bonuses for Messrs. Trapp and Began are “single-trigger” and are conditioned only upon the occurrence of the Merger. For purposes of this table only, each of Messrs. Trapp and Began are assumed to receive 50% of the aggregate amount of available transaction bonuses.

Name	Cash Severance Payment ($)	Prorated Annual Bonus Payment ($)	Transaction Bonus ($)
Michael R. Minogue	152,636,616	1,354,964	—
Todd A. Trapp	1,646,700	196,387	6,125,000
Andrew J. Greenfield	3,500,000	272,687	—
David M. Weber	510,000	336,638	—
Marc A. Began	1,312,000	148,948	6,125,000

(2)

The amounts in this column represent the estimated amounts payable to each named executive officer on a “single-trigger” basis in cancellation of unvested Company Options, unvested Company RSU Awards and unvested Company PSU Awards held by such named executive officer at the Effective Time. The value of Company Options is calculated by multiplying the excess of $415 (i.e., the Cash Amount, plus $35, the maximum aggregate payment attributable to each CVR), if any, over the exercise price of such Company Option by the number of Shares underlying such Company Option. The value of the Company RSU Awards and Company PSU Awards is calculated by multiplying $415 (i.e., the Cash Amount, plus $35, the maximum aggregate payment attributable to each CVR) by the number of Shares subject to such Company RSU Award or Company PSU Award (in respect to such Company PSU Award, assuming attainment of (a) the actual level of performance for performance metrics for which the relevant performance period has been completed as of the date of this Schedule 14D-9 and (b) the maximum level of performance under the terms of the applicable award agreement as in effect on the date of this Schedule 14D-9 for performance metrics for which the relevant performance period has not been completed as of the date of this Schedule 14D-9, subject to a maximum of 200% of the target level of performance for any Company PSU Awards held by the Chief Executive Officer of the Company). The following table breaks down the amounts in this column, which are “single-trigger,” by type of Company equity award:

Name	Company Options ($)	Unvested Company RSU Awards ($)	Unvested Company PSU Awards ($)	Total Value of Unvested Company Equity Awards ($)
Michael R. Minogue	3,953,603	12,692,360	39,950,155	56,596,118
Todd A. Trapp	742,645	2,800,420	10,799,545	14,342,610
Andrew J. Greenfield	562,577	3,115,405	11,395,070	15,073,052
David M. Weber	752,833	1,440,465	3,218,948	5,412,246
Marc A. Began	585,421	2,945,670	9,971,828	13,502,918

(3)

The amounts in this column represent the estimated value of continued medical benefits and outplacement assistance each named executive officer could be entitled to receive on a “double-trigger” basis under each such officer’s change of control agreement, retention agreement or letter agreement with the Company (as applicable and as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above). For Messrs. Minogue, Greenfield and Weber, the amount represents continued medical benefits for 24 months (or, for Mr. Minogue, 18 months) and any other benefits to which the executive and his family is entitled, including reasonable outplacement assistance in an aggregate cost not to exceed $10,000 (or, for Mr. Minogue, $5,000). For Messrs. Began and Trapp, the amount represents up to 24 months of COBRA coverage and reasonable outplacement assistance in an aggregate cost not to exceed $10,000.

(4)

The amounts in this column represent the estimated excise tax payments each named executive officer could be entitled to receive on both a “single-trigger” or “double-trigger” basis pursuant to pre-existing contractual “gross-up” entitlements, as described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above. For purposes of this calculation only, the Effective Time is assumed to occur on December 15, 2022. The amounts in this column are calculated based on a 20% excise tax rate. The actual amount of the excise tax reimbursement payment for each named executive officer, if any, will not be determinable until after the Effective Time. For additional disclosure related to the excise tax reimbursement payments disclosed in this column, see the subsection titled “—Executive Change of Control Agreements and Other Agreements” above.

(5)	Dr. Weber retired as an executive officer effective March 31, 2022, but remains an employee of the Company.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, the Compensation Committee of the Company Board will (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each plan, program, agreement or arrangement between Parent, the Company or their respective affiliates and any of the current or former officers, directors or employees of the Company that are entered into after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and (b) take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each such plan, program, agreement or arrangement.

Indemnification and Insurance

The Merger Agreement provides that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each current or former director and officer of the Company (determined as of the Effective Time), in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a compensation or benefit plan, at the request or benefit of the Company (each, a “D&O Indemnified Party” and, collectively, the “D&O Indemnified Parties”) against any costs or expenses

(including attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any civil, criminal or administrative actions or suits or litigations, arbitrations or other proceedings by or before any governmental authority in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred prior to, at or after the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce such indemnification rights under the Merger Agreement or any other indemnification or advancement right of any D&O Indemnified Party, and Parent or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable Law (upon receipt of appropriate undertakings in favor of Parent or the Surviving Corporation to repay such advanced expenses if it is ultimately determined in a final and non-appealable judgment by a court of competent jurisdiction that such D&O Indemnified Party was not entitled to be indemnified pursuant to this sentence).

In addition, the Merger Agreement provides that, for a period of six (6) years from the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Restated Certificate of Incorporation, as amended, and Amended and Restated By-Laws of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties. All rights to indemnification in respect of any claim made for indemnification within such period will continue until the disposition of such action or resolution of such claim. The Surviving Corporation and its subsidiaries as of the Effective Time will (and Parent will cause the Surviving Corporation and its subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its subsidiaries under any indemnification contracts between any executive, officer or director and the Company in effect prior to the date of the Merger Agreement that have been disclosed and made available to Parent, and will not amend, repeal or otherwise modify any such contracts in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties.

The Merger Agreement requires that, prior to the Effective Time, the Company will, or if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, purchase from the Company’s directors’ and officers’ liability insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier, a six (6) year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance (a true, correct and complete copy of which has been made available to Parent), with respect to matters arising on or before the Effective Time (including in connection with the Merger Agreement and the transactions or actions contemplated by the Merger Agreement), and Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. However, the Company will not pay, and the Surviving Corporation will not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to or as of the Effective Time, Parent will, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement with the Company’s directors’ and officers’ liability and fiduciary liability insurance carriers as of the date of the Merger Agreement or one or more insurance carriers with a credit rating the same as or better than such carrier with respect to matters arising on or before the Effective Time, but, in such case, after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such coverage required to be obtained pursuant to the Merger Agreement, but in such case will purchase as much coverage as practicable for such amount.

Section 16 Matters

Prior to the consummation of the Offer, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting held on October 31, 2022, after careful consideration, the Company Board, among other things, unanimously:

•

determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger;

•

approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement; and

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resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT ABIOMED STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A joint press release, dated November 1, 2022, issued by the Company and Parent announcing the Offer, the Merger and the other Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Company Board and members of the Company’s senior management team meet and consider, on an ongoing basis, the Company’s long-term strategy and the range of strategic opportunities available to the Company to strengthen its business and to enhance stockholder value, including investments in potential new growth opportunities, acquisitions, research and development collaborations and partnerships and other strategic transactions. The Company Board also regularly meets to review updates to the Company’s strategic plan.

In particular, the Company Board met with senior management of the Company and Goldman Sachs & Co. LLC (“Goldman Sachs”), with which the Company has a longstanding relationship, a number of times throughout the spring and summer of 2022 to discuss market volatility and strategic initiatives for the Company given such market factors.

In June 2022, Mr. Michael Minogue, the Company’s Chairman, President and Chief Executive Officer, and Ms. Ashley McEvoy, Parent’s Executive Vice President and Worldwide Chairman of MedTech, met at a trade industry conference and discussed their mutual involvement in AdvaMed, a trade association (“AdvaMed”), and the transition of the AdvaMed Chairman role. As part of this discussion, Mr. Minogue and Ms. McEvoy also discussed events in the medical technology industry and Mr. Minogue provided an overview of the Company and its work in the cardiovascular space.

On August 10, 2022, the Company Board held a regular in-person meeting, with representatives of senior management of the Company, to discuss recent market volatility and the resulting potential for and risks to the Company of inbound acquisition proposals. Representatives of Goldman Sachs also attended the meeting. The Company Board reviewed with senior management of the Company updates to the Company’s strategic plan, including a preliminary draft financial model for the Company that included management’s assessment of near-term growth drivers, catalysts for growth and market opportunities for the Company, as well as headwinds that could affect or slow growth of the Company in the near term. Representatives from Goldman Sachs also presented a preliminary financial analysis of the Company based on management’s preliminary financial model for the Company and a market update, including a review of the stock performance of the Company compared with other medical technology and device companies. Following discussion, the Company Board determined to form a transaction committee of the Company Board comprised of three independent directors (the “Transaction Committee”) that was authorized and directed to review and consider potential strategic acquisitions and licensing transactions that the Company could pursue and any potential in-bound proposals regarding merger transactions involving the Company.

On August 15, 2022, Mr. Minogue received an unsolicited telephone call from Ms. McEvoy, and Ms. McEvoy expressed Parent’s interest in acquiring the Company for $355.00 per Share in cash. Following the call, Ms. McEvoy sent Mr. Minogue a preliminary, non-binding proposal letter (the “August 15 Proposal”), pursuant to which Parent proposed to acquire all of the outstanding equity interests of the Company for a purchase price of $355.00 per Share in cash, based on certain assumptions with respect to the Company’s fully diluted share count and expected net cash position, and proposed to meet in-person later that week. The offer was not contingent on Parent obtaining financing but was subject to completion of due diligence. The August 15 Proposal was promptly shared with the members of the Transaction Committee.

On August 16, 2022, the Transaction Committee held a video conference meeting to evaluate and discuss the August 15 Proposal with representatives of Goldman Sachs in attendance. Following discussions, it was the consensus of the members of the Transaction Committee that Mr. Minogue should communicate to Ms. McEvoy that the proposed price contained in the August 15 Proposal did not appear compelling in light of what they believed the Company’s standalone value to be, and that, accordingly, the Company was not interested in discussing a potential transaction with Parent on the terms outlined in the August 15 Proposal. Mr. Minogue so informed Ms. McEvoy in a telephone call on August 17, 2022. In addition, Mr. Minogue noted that he would not meet with them the following week as the August 15 Proposal had been rejected by the Transaction Committee, but that he would be open to building a working relationship with Mr. Joaquin Duato, Parent’s Chief Executive Officer, and Ms. McEvoy.

On August 29, 2022, Mr. Minogue and Ms. McEvoy exchanged messages regarding an introductory meeting at the Company’s headquarters on September 15, 2022.

On September 15, 2022, Mr. Minogue had an in-person meeting with Mr. Duato and Ms. McEvoy at the Company’s headquarters to discuss certain mutual industry insights and provide an overview of the Company, including the work the Company was doing in the cardiovascular space and the Company’s innovation and culture, as well as potential future opportunities between the Company and Parent.

On September 23, 2022, Mr. Minogue had a video conference call with Mr. Duato to discuss a potential revised offer, including an increase in the upfront per Share price along with the possibility of a contingent value right structure to further increase the value of Parent’s proposal. On the call, Mr. Minogue proposed to Mr. Duato a contingent value right with a maximum total payment in the range of $50.00 to $100.00. In response, Mr. Duato noted that these values were too high and informed Mr. Minogue that Parent could offer $380.00 per Share and provide specific terms of a proposed contingent value right if it were provided with certain information about the Company that would assist Parent in assessing its valuation of the Company.

On September 24, 2022, Mr. Minogue had a further telephone call with Mr. Duato to discuss the possibility of commencing a diligence process for purposes of facilitating an increase in the overall value of Parent’s proposal, including through a potential contingent value right.

On September 26, 2022, Mr. Duato sent Mr. Minogue a revised preliminary non-binding proposal letter (the “September 26 Proposal”), pursuant to which Parent offered to acquire all of the outstanding equity interests of the Company for an upfront purchase price of $380.00 per Share in cash. The September 26 Proposal was based on the same assumptions as the August 15 Proposal with respect to the Company’s fully diluted share count and expected net cash position. In the September 26 Proposal, Mr. Duato also stated that Parent would be prepared to discuss the terms of a contractual contingent value right following an initial diligence meeting focused on certain commercial, clinical, regulatory, operational and financial topics. The September 26 Proposal was promptly shared with the Transaction Committee and the full Company Board thereafter.

Later that day, the Transaction Committee had a telephone meeting with representatives of senior management in attendance. Following the discussion, it was the consensus of the Transaction Committee that Mr. Minogue should communicate to Parent that the Company was willing to provide non-public information of the Company to enable Parent to increase the value of its proposal, including through a potential contingent value right. The Transaction Committee instructed the Company’s management to negotiate a confidentiality agreement with Parent containing a customary standstill provision.

Also on September 26, 2022, Ms. McEvoy shared with Mr. Minogue a draft confidentiality agreement, the terms of which were subsequently negotiated between representatives of Sullivan & Cromwell LLP, legal advisor to the Company (“Sullivan & Cromwell”), and Cravath, Swaine & Moore LLP, legal advisor to Parent (“Cravath”). The confidentiality agreement was entered into by the Company and Parent on September 28, 2022 and contained, among other things, a customary standstill provision pursuant to which Parent would be prohibited from taking certain actions with respect to the Company until December 31, 2023, subject to certain standstill termination triggers, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Parent—Confidentiality Agreement”.

On September 28, 2022, the Company Board held a video conference meeting to discuss the September 26 Proposal, with representatives of senior management, Goldman Sachs and Sullivan & Cromwell in attendance. A representative of Sullivan & Cromwell discussed with members of the Company Board their fiduciary duties in context of the proposed transaction and representatives of Goldman Sachs presented a preliminary financial analysis of the September 26 Proposal and the consideration to be received by Company stockholders in the Transaction. The Company Board also considered whether there were viable alternative acquirors for the Company based on factors such as antitrust risk and the ability to finance a deal. Following the discussion, the Company Board determined that Mr. Minogue should communicate to Parent that the Company was willing to explore a transaction with Parent on the terms contained in the September 26 Proposal on the condition that Parent provide additional value through a contingent value right structure and that, upon the execution of the confidentiality agreement, the Company was willing to provide to Parent certain additional information concerning the Company to facilitate an increase in Parent’s proposed purchase price. On September 28, 2022, Mr. Minogue so informed Mr. Duato.

On October 3, 2022, Mr. Minogue and other members of the Company’s senior management met with Mr. Duato, Ms. McEvoy and other members of Parent’s senior management at The Ritz-Carlton in Boston, Massachusetts. Mr. Minogue and other members of the Company’s senior management presented to members of Parent’s senior management an overview of the Company and its existing product line, future product technologies and indications and potential market opportunities. Representatives of Goldman Sachs and J.P. Morgan Securities LLC, financial advisor to Parent (“J.P. Morgan”), also attended the meeting.

On October 5, 2022, Mr. Minogue met with Mr. Duato at Parent’s headquarters in New Brunswick, New Jersey. At this meeting, Mr. Duato proposed to Mr. Minogue a $30.00 per share contingent value right, with two

$15.00 per share milestone payments based on future revenue performance (the “October 5 Proposal”). Mr. Minogue expressed a desire to include a milestone payment based on clinical or regulatory events with respect to the Company’s STEMI-DTU study and a revenue-based milestone payment, along with a 50% per share stepdown in payment if such milestone was achieved later than the measurement period proposed in the October 5 Proposal. Mr. Minogue and Mr. Duato agreed to revisit these points following Parent’s due diligence review.

Also on October 5, 2022, the Company made available to Parent a virtual data room containing certain financial, regulatory and legal materials of the Company. From October 5, 2022 through October 31, 2022 (the date on which the Merger Agreement was signed), Parent and its representatives conducted due diligence of the Company through document review and a number of video conferences with representatives of the Company, covering various areas including, but not limited to, corporate organization and structure, commercial operations, litigation and legal compliance, executive compensation and employee benefits, intellectual property, regulatory matters, research and development and general corporate matters.

On October 6, 2022, the Company authorized a representative of Sullivan & Cromwell to contact a representative of Cravath, who noted Parent’s willingness to contemplate a tender offer structure. Later that day, the Company Board held a video conference meeting with certain members of the Company’s senior management and representatives of Sullivan & Cromwell and Goldman Sachs present to discuss the status of negotiations between the Company and Parent and to discuss the October 5 Proposal. During the meeting, the Company Board discussed potential transaction structures and the timeline if Parent were to propose an acceptable valuation for the Company, and again considered whether there were viable alternative acquirors for the Company based on factors such as antitrust risk and the ability to finance a deal. The Company Board also reviewed and discussed the Company Management Projections (as defined and described in more detail in “—Projected Financial Information”) and approved such projections for use by Goldman Sachs for purposes of its financial analyses and opinion (described in “—Opinion of the Company’s Financial Advisor”).

Also on October 6, 2022, prior to the meeting of the Company Board, Goldman Sachs provided to the Company Goldman Sachs’ relationship disclosure letter with respect to Parent, which was promptly shared with the Company Board.

On October 12, 2022, representatives of Cravath provided to representatives of Sullivan & Cromwell a draft Merger Agreement providing for (a) a two-step process in which Parent would conduct a tender offer for the Shares, followed by a short-form merger, (b) no obligations on Parent to divest or hold separate any assets of Parent or the Company or agree to any other conduct or other remedies proposed by any antitrust authorities, or to litigate against such authorities in order to obtain clearances, (c) a termination fee in an amount equal to 3.5% of the Company’s fully diluted equity value based on the Offer Price (including the nominal value of CVR payments) that would be payable by the Company in certain circumstances to Parent, (d) a non-solicitation covenant and (e) an outside date of six months. The draft Merger Agreement was promptly shared with the Company.

Also on October 12, 2022, Mr. Minogue convened a video conference call with Ms. McEvoy and Ms. Lisa Blair Davis, Vice President of Human Resources, Medical Devices at Parent, to discuss proposed organizational structure, human resources arrangements following the consummation of the contemplated transaction, the Company’s performance management systems and certain other matters.

On October 13, 2022, the Company Board held a video conference meeting, with members of senior management of the Company also present. Mr. Minogue and representatives of senior management reviewed with the Company Board certain key issues contained in Parent’s initial draft of the Merger Agreement, and the Company Board authorized senior management of the Company, Goldman Sachs and Sullivan & Cromwell to continue negotiations with Parent.

On October 15, 2022, Mr. Minogue had a video conference call with Mr. Duato, during which Mr. Minogue proposed a $45.00 per Share contingent value right, consisting of three $15.00 per share payments (with one such payment based on the Company’s future revenue performance measured at two different periods (where achievement of the milestone in the later period would result in 50% lower payment) and two such payments based on clinical or regulatory events) (the “October 15 Counterproposal”).

On October 17, 2022, representatives of Sullivan & Cromwell, on behalf of the Company, circulated a revised draft Merger Agreement to representatives of Cravath, which draft contained, among other things, (a) an obligation on Parent to divest and/or litigate against governmental authorities in order to obtain antitrust clearance and a restriction on Parent’s ability to take certain actions between signing and closing such as making acquisitions that would reasonably be expected to impose a material delay or materially increase the risk of not obtaining antitrust clearance, (b) a termination fee in an amount equal to $435 million (corresponding to 2.49% of the Company’s fully diluted equity value based on the Offer Price (excluding nominal value of CVR payments)) that would be payable by the Company in certain circumstances to Parent, (c) certain proposed changes to the non-solicitation covenant, (d) certain regulatory-related exceptions to the definition of “Company Material Adverse Effect” and (e) a regulatory reverse break fee in an amount equal to $870 million (corresponding to 4.98% of the Company’s fully diluted equity value based on the Offer Price (excluding nominal value of CVR payments)) that would be payable by Parent to the Company in the event that either party terminates the Merger Agreement in the event (i) a governmental authority had enacted a final and non-appealable law or order that made the proposed Transactions illegal or prohibited or otherwise prevented the consummation of the Transactions or (ii) the Acceptance Time did not occur by the Termination Date (as defined in the Merger Agreement) and certain regulatory-related closing conditions had not been satisfied at such time.

On October 20, 2022, the Company Board held a video conference meeting, with members of senior management of the Company also present. The Company Board discussed, among other things, the status of discussions between the Company and Parent and the October 15 Counterproposal, and the Company Board authorized senior management of the Company, Goldman Sachs and Sullivan & Cromwell to continue negotiations with Parent.

On October 21, 2022, Mr. Minogue had a video conference call with Mr. Duato, during which Mr. Duato communicated Parent’s interest in acquiring the Company for $380.00 per Share in cash, plus a contingent value right with a maximum total payment of $35.00, consisting of up to $17.50 per share payment upon the achievement of a milestone based on net sales (where achievement of the milestone in the later period would result in 50% lower payment), $7.50 per share payment upon the achievement of a milestone based on regulatory approvals and $10.00 per share payment upon the achievement of a milestone based on clinical recommendations (the “October 21 Proposal”). During the call, Mr. Minogue asked Mr. Duato whether Parent was willing to increase the upfront per Share value, and Mr. Duato confirmed that $380.00 was the highest upfront amount that Parent was willing to offer per Share. Following the call, representatives of Cravath circulated a revised draft Merger Agreement to representatives of Sullivan & Cromwell that was substantially similar to the draft that representatives of Cravath shared on October 12, 2022, except that the draft accepted, among other things, a restriction on Parent’s ability to take certain actions between signing and closing such as making acquisitions that would reasonably be expected to impose a material delay or materially increase the risk of not obtaining antitrust approvals, and representatives of Sullivan & Cromwell circulated a preliminary term sheet regarding the proposed contingent value right to representatives of Cravath.

On October 23, 2022, representatives of Parent conducted a site visit with representatives of the Company at the Company’s headquarters in Danvers, Massachusetts. Representatives of Goldman Sachs and J.P. Morgan were also in attendance.

Later that day, representatives of Cravath circulated a draft CVR Agreement to representatives of Sullivan & Cromwell, which provided that Parent was not required to expend any efforts to achieve the milestones contained therein, the clinical recommendation milestone must be achieved by June 30, 2028 or

March 31, 2029, depending on the study or indication, and the U.S. Food and Drug Administration (“FDA”) approval milestone must be achieved by June 30, 2026.

On October 24, 2022 and October 25, 2022, representatives of Parent conducted a meeting and site visit with representatives of the Company at the Company’s site in Aachen, Germany. Representatives of Goldman Sachs and J.P. Morgan were also in attendance.

Also on October 24, 2022, Mr. Minogue and Mr. Duato exchanged messages regarding certain issues in the draft CVR Agreement, including the efforts required by Parent following the closing of the Transactions to achieve the milestones contained therein and the expiration dates for the clinical recommendation milestone.

Later that day, representatives of Sullivan & Cromwell circulated to representatives of Cravath a revised draft of the Merger Agreement that was substantially similar to the draft that representatives of Sullivan & Cromwell shared on October 21, 2022 and a revised draft CVR Agreement, which provided that Parent was required to use diligent efforts to achieve the milestones contained therein, certain details around enforcement of rights under the CVR Agreement and certain details regarding the milestones and related expiration dates.

In the evening of October 24, 2022, Mr. Minogue and Ms. Susan Morano, Parent’s Vice President of Business Development, met at the AdvaMed conference in Boston, Massachusetts and discussed, among other topics, certain details regarding the milestones in the CVR Agreement.

On October 25, 2022, Mr. Minogue and Mr. Duato had a video conference call to discuss the status of ongoing diligence and contractual negotiations, including certain issues in the draft Merger Agreement, including, among other topics, the antitrust efforts standard and certain antitrust remedies, a regulatory reverse break fee that would be payable by Parent to the Company under certain circumstances and the treatment of Company PSUs, and in the draft CVR Agreement, including, among other topics, the efforts required by Parent following the closing of the Transactions to achieve the milestones and the expiration dates for the clinical recommendation milestone.

Also on October 25, 2022, representatives of Sullivan & Cromwell and Cravath had a video conference call to discuss certain issues in the draft Merger Agreement, including, among other topics, the antitrust efforts standard and certain antitrust remedies, the amount of the termination fee that would be payable by the Company in certain circumstances to Parent, a regulatory reverse break fee that would be payable by Parent to the Company, certain provisions relating to the non-solicitation covenant and the definition of “Company Material Adverse Effect” to be used in the Merger Agreement, and the draft CVR Agreement, including, among other topics, the milestone triggers, the milestone payment dates, the efforts required by Parent following the closing of the Transactions to achieve the milestones and certain details around enforcement of rights under the CVR Agreement.

On October 26, 2022, Mr. Minogue and Ms. McEvoy had an in-person meeting to discuss, among other topics, certain employment arrangements.

Also on October 26, 2022, Mr. Marc Began, the Company’s General Counsel, and Mr. Nicholas Antoun, Parent’s Assistant General Counsel, had a telephone call to discuss, among other topics, certain provisions in the draft Merger Agreement relating to antitrust clearance and certain issues in the draft CVR Agreement, including the efforts required by Parent following the closing of the Transactions to achieve the milestones contained therein, the expiration dates for the clinical recommendation milestone and certain details around enforcement of rights under the CVR Agreement.

Later that evening, representatives of Cravath circulated to representatives of Sullivan & Cromwell a revised draft of the Merger Agreement, providing for, among other things, (i) Parent’s obligation to contest and defend any legal proceeding and divest any Company assets requested by regulators in order to obtain antitrust clearance, in each case up to a specified threshold, (ii) a termination fee in an amount equal to $672 million (corresponding to 3.5% of the Company’s fully diluted equity value based on the Offer Price (including the nominal value of CVR payments)) that would be payable by the Company in certain circumstances to Parent, (iii) no regulatory reverse break fee that would be payable by Parent to the Company, (iv) certain provisions related to treatment of equity awards that were subject to ongoing negotiation between the parties and (v) a definition of “Company Material Adverse Effect” without the regulatory-related exceptions proposed by the Company.

On October 27, 2022, the Company Board held a video conference meeting to discuss the status of discussions between the Company and Parent, the draft Merger Agreement, the draft CVR Agreement and the October 21 Proposal. Representatives of senior management, Goldman Sachs and Sullivan & Cromwell also attended the meeting. Representatives of Sullivan & Cromwell described to the Company Board certain outstanding issues in the Merger Agreement and the CVR Agreement, including the level of efforts required to be taken by Parent in order to obtain antitrust approval of the Transactions under the Merger Agreement, the level of efforts that Parent would be required to expend to achieve the milestones in the CVR Agreement and certain details around enforcement of rights under the CVR Agreement.

Also on October 27, 2022, representatives of Cravath circulated to representatives of Sullivan & Cromwell a revised draft of the CVR Agreement that was substantially similar to the draft that representatives of Cravath shared on October 23, 2022 but agreeing to a longer measurement period for the $8.75 per CVR milestone payment with respect to net sales (as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Parent—Contingent Value Rights Agreement”) and to expend certain budgeted amounts for the clinical trials related to the clinical recommendation milestone.

Later that evening, Mr. Minogue and Ms. Blair Davis had a video conference call to discuss, among other topics, certain retention arrangements and certain compensation arrangements.

On October 28, 2022, Mr. Minogue and Mr. Duato exchanged messages regarding certain issues in the draft CVR Agreement, including the efforts required by Parent following the closing of the Transactions to achieve the milestones contained therein and the expiration dates for the clinical recommendation milestone.

Later that morning, representatives of Sullivan & Cromwell and Cravath had a video conference call to discuss the draft Merger Agreement, including, among other topics, the amount of the termination fee that would be payable by the Company in certain circumstances to Parent, antitrust timing filing, the outside date and ability of the Company to extend such outside date for two months within its discretion and the definition of “Company Material Adverse Effect,” and the draft CVR Agreement, including, among other topics, certain details regarding the clinical recommendation milestone and the FDA approval milestone and certain details around enforcement of rights under the CVR Agreement.

In the early afternoon on October 28, 2022, Mr. Minogue and Mr. Duato had a video conference call and Mr. Began and Mr. Antoun separately had a telephone call, in each case to discuss, among other topics, issues in the draft Merger Agreement, including the proposed outside date, and the draft CVR Agreement, including, among other topics, the level of efforts that Parent would be required to expend to achieve the milestones in the CVR Agreement, certain details regarding the clinical recommendation milestone and certain details around enforcement of rights under the CVR Agreement.

Later that day, representatives of Sullivan & Cromwell and Cravath reconvened on a telephone call to continue discussing certain issues in the draft Merger Agreement. In connection with the foregoing, Cravath proposed a termination fee in an amount equal to $600 million (corresponding to 3.28% of the Company’s fully diluted equity value based on the Offer Price (including the nominal value of CVR payments)) that would be payable by the Company in certain circumstances to Parent, antitrust timing filing and the definition of “Company Material Adverse Effect,” and the draft CVR Agreement, including, among other topics, certain details regarding the clinical recommendation milestone and the FDA approval milestone and certain details around enforcement of rights under the CVR Agreement. Later that evening, representatives of Sullivan & Cromwell circulated to representatives of Cravath revised drafts of the Merger Agreement and the CVR Agreement reflecting such discussions, and providing for, among other things, a termination fee in an amount equal to $500 million (corresponding to 2.72% of the Company’s fully diluted equity value based on the Offer Price (assuming 50% of the CVR payments)) that would be payable by the Company in certain circumstances to Parent, an outside date of eight months subject to an automatic extension for an additional two months if certain regulatory closing conditions remain the only conditions to not have been satisfied or waived as of the original outside date and a definition of “Company Material Adverse Effect” in the Merger Agreement without certain regulatory-related exceptions.

Also on October 28, 2022, certain representatives of senior management of the Company, including Mr. Minogue and Mr. Greenfield, Vice President and Chief Commercial Officer of the Company, engaged representatives of Simpson Thacher & Bartlett LLP (“Simpson”) to negotiate on their behalf with respect to certain letter agreements regarding, among other things, change in control payments. Between October 28, 2022 and October 31, 2022, representatives of Simpson and Cravath exchanged drafts of such letter agreements, at which time the Company and representatives of senior management entered into such letter agreements.

On October 29, 2022, representatives of Sullivan & Cromwell and Cravath had a telephone call to discuss certain issues in the draft Merger Agreement, including, among other topics, the amount of the termination fee that would be payable by the Company in certain circumstances to Parent and antitrust timing filing, and the draft CVR Agreement, including, among other topics, certain details around enforcement of rights under the CVR Agreement.

Later that day, representatives of Cravath circulated to representatives of Sullivan & Cromwell revised drafts of the Merger Agreement and CVR Agreement reflecting such discussions and providing for, among other things, a termination fee in an amount equal to $575 million (corresponding to 3.08% of the Company’s fully diluted equity value based on the Offer Price (including the nominal value of the CVR payments)) that would be payable by the Company in certain circumstances to Parent.

Also on October 29, 2022, Mr. Minogue, Ms. Blair Davis and Ms. McEvoy exchanged messages regarding retention agreements for certain executives of the Company.

On October 30, 2022, representatives of the Company, Parent, Sullivan & Cromwell, Goldman Sachs and Cravath had a video conference call to discuss certain issues, including, among other things, the Company’s proposed budget as it relates to Parent’s required efforts to complete the Company’s clinical trials under the draft CVR Agreement.

Following the call, Mr. Minogue and Ms. McEvoy had a telephone call to discuss, among other topics, certain employment arrangements, the treatment of Company PSUs, certain details regarding the clinical recommendation milestone and certain details around enforcement of rights under the CVR Agreement.

Later that afternoon, the Company Board held a video conference meeting to discuss the draft Merger Agreement and the draft CVR Agreement. Representatives of senior management, Goldman Sachs and Sullivan & Cromwell also attended the meeting. Representatives of Sullivan & Cromwell reviewed the key terms of the Merger Agreement, the CVR Agreement and a proposed By-Law amendment designating Delaware courts as the exclusive forum for stockholder litigation for the Company Board’s consideration. A representative of senior management then provided the Company Board with an update on management’s financial projections. Representatives of Goldman Sachs reviewed with the Company Board Goldman Sachs’ preliminary financial analyses with respect to the proposed transaction. The Company Board asked questions throughout the presentations, which were answered by representatives of senior management, Sullivan & Cromwell and Goldman Sachs.

Following the meeting and through October 31, 2022, representatives of Sullivan & Cromwell and representatives of Cravath exchanged and finalized drafts of the Merger Agreement, reflecting a termination fee in an amount equal to $550 million (corresponding to 2.9% of the Company’s fully diluted equity value based on the Offer Price (including the nominal value of CVR payments)) that would be payable by the Company in certain circumstances to Parent, and CVR Agreement.

After the closing of trading on NASDAQ on October 31, the Company Board held a video conference meeting to discuss the Merger Agreement and the CVR Agreement. Representatives of senior management, Goldman Sachs and Sullivan & Cromwell also attended the meeting. Representatives of Goldman Sachs reviewed with the Company Board the financial analyses of Goldman Sachs summarized below under “—Opinion of the Company’s Financial Advisor” and rendered to the Company Board the oral opinion of Goldman Sachs, subsequently confirmed in a written opinion dated October 31, 2022, that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by Goldman Sachs, please see “—Opinion of the Company’s Financial Advisor.” After carefully considering the proposed terms of the transaction with Parent, and taking into consideration the matters discussed during the meeting and prior meetings of the Company Board and the Transaction Committee (for additional detail, see “—The Company Board’s Reasons for the Offer and the Merger”), the Company Board unanimously (i) determined that it was in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Later that evening, the Company, Parent and Merger Sub entered into the Merger Agreement.

On the morning of November 1, 2022, prior to the opening of trading on the NYSE and NASDAQ, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

The Company Board’s Reasons for the Offer and the Merger

In its careful consideration of the Offer, the Merger and its fiduciary duties under applicable law, the Company Board consulted with the Company’s senior management and legal and financial advisors throughout the process and took into account numerous factors, including the following non-exhaustive list of material reasons (which are not listed in order of relative importance) that the Company Board believes supports its unanimous determination and recommendation.

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Business, Financial Conditions and Prospects. The Company Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Company, as well as the Company’s standalone strategy and long-range strategic plan, the execution risks associated with the manufacture, supply, distribution and commercial expansion of the Impella products and the Company’s ability to develop and commercialize new products. The Company Board weighed the certainty of realizing an upfront payment of $380.00 per Share in cash plus one CVR representing potential contingent payments of up to $35.00 per Share in cash in the Offer and the Merger, compared to the risks and uncertainties associated with the Company’s business, including those risks described above and the other risks and uncertainties discussed in the Company’s public filings with the SEC (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K).

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Implied Premium. The Company Board considered the fact that the Cash Amount to be received upon consummation of the Offer and the Merger represented an approximately 47% premium over the last closing price per Share on October 28, 2022 before the public announcement of the execution of the Merger Agreement and an approximately 49% premium over the volume weighted average price of the Shares during the preceding 30-calendar-day period.

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Cash Consideration; Certainty of Value. The Company Board considered the fact that the entire upfront amount to be paid to the Company’s stockholders at the completion of the Transactions will be in cash, which will provide the Company’s stockholders with immediate liquidity and a high degree of certainty of value in respect of their Shares. The Company Board believed this liquidity and certainty of value to be compelling, especially when viewed against the risks and uncertainties of the Company’s standalone strategic plan.

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CVR Consideration; Opportunity to Realize Additional Value. The Company Board considered the fact that, in addition to the Cash Amount, the Company’s stockholders will receive one CVR for each Share held, which provides the Company’s stockholders an opportunity to realize additional value of up to an additional $35.00 per Share in cash, to the extent that the Milestones set forth in the CVR Agreement are achieved within the time periods described therein. The Company Board also took into consideration its belief that the Milestones are reasonably achievable, taking into account the obligations of Parent to expend the Company’s existing budgets with respect to the achievement of the Clinical Recommendation Milestone and the FDA Approval Milestone (including completion of the applicable clinical trial related to such Milestones) as set forth in the CVR Agreement, and the extensive experience and resources of Parent in manufacturing, distributing and commercializing medical devices.

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Best Alternative for Enhancing Stockholder Value. The Company Board considered that the Offer Price was more favorable to Company’s stockholders than the potential value that might result from other alternatives available to Company from a transaction with a different buyer or the continued operation of Company on a standalone basis in light of various factors, including the following:

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the Company Board’s belief that, based on its negotiations with Parent and the enhancements to the Offer Price (including enhancements to the potential value of the CVR) that the Company was able to obtain as a result of these negotiations, it had obtained Parent’s best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable;

•

that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Company’s senior management team, which reflect various assumptions, as further described in “—Projected Financial Information”;

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the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner; and

•	the risks associated with executing on the Company’s standalone business plan (as further discussed under “—Business, Financial Condition and Prospects” above).

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Potentially Interested Counterparties. With the assistance of Goldman Sachs and senior management of the Company, the Company Board considered on numerous occasions whether potentially interested and capable alternative counterparties were likely to offer to acquire the Company, and determined that, in its considered view, (i) it was not likely that an alternative counterparty to Parent with both the intent and financing capability to complete a transaction involving the payment of $16.6 billion in cash in aggregate upfront consideration, together with potential Milestone Payments under the CVR Agreement, would propose a potential transaction (ii) it was not likely that an alternative counterparty to Parent could move as quickly as Parent to complete a potential transaction, particularly given the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, (iii) no alternative counterparty had recently expressed unsolicited interest in an acquisition, despite the Company being a well-known publicly traded corporation in the medical devices industry and (iv) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than the Merger, such counterparty would be able to pursue such an offer, and the Company Board would be able to respond to and accept such an offer if the offer was a superior proposal, in each case subject to the terms of the Merger Agreement (as further discussed under “—Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer” below).

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Opinion of the Company’s Financial Advisor. The Company Board considered the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated October 31, 2022, to the effect that, as of the date of Goldman Sach’s written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sach’s opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor” and Annex A of this Schedule 14D-9.

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Likelihood of Completion. The Company Board considered the likelihood that the Offer and the Merger would be completed based on, among other things (not necessarily in any order of relative importance):

•	the fact that there is no financing or due diligence condition to the completion of the Offer or the Merger in the Merger Agreement;

•	the fact that the conditions to the Offer and the Merger are limited in number and scope;

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the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, other than review pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and in certain foreign jurisdictions, as further described in “Item 8. Additional Information—Regulatory Approvals;”

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the business reputation, capabilities and financial condition of Parent and the Company Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the availability of the remedy of specific performance to Company under the Merger Agreement in the event of breaches by Parent or Merger Sub of the terms of the Merger Agreement;

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the right of the Company to pursue damages (including, to the extent proven and awarded by a court of competent jurisdiction, damages based on loss of the economic benefit of the Offer or the Merger as contemplated by the Merger Agreement to the Company stockholders); and

•	Parent’s financial condition, including that Parent has, or will have available to it, sufficient cash on hand to fund the Cash Amount and Milestone Payments.

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Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer. The Company Board considered the terms of the Merger Agreement related to Company’s ability to respond to unsolicited acquisition proposals and determined that financially capable third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making a competing proposal, and the Company Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a written bona fide acquisition proposal made after the date of the Merger Agreement and prior to the Acceptance Time that did not result from a material breach by the Company of its obligations under the Merger Agreement.

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In this regard, the Company Board considered that: subject to its compliance with the applicable provisions of the Merger Agreement, the Company Board can make an adverse change recommendation to Company stockholders with respect to the Offer prior to the Acceptance Time (i) if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that a competing proposal constitutes a superior proposal or (ii) in certain circumstances, in response to an intervening event, in either case so long as the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable law;

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Subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Company Board may terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive written agreement with respect to such proposal; and

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While the Merger Agreement contains a termination fee of $550 million that the Company would be required to pay to Parent in certain circumstances, including if (i) Parent terminates the Merger Agreement in connection with an adverse change recommendation made by the Company Board or if an acquisition proposal is publicly announced and the Company Board fails to publicly reaffirm its recommendation within ten business days of receipt of a written request by Parent to provide such reaffirmation, (ii) Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal or (iii) in certain situations following the termination of the Agreement if the Acceptance Time has not occurred on or prior to the Termination Date (as defined in the Merger Agreement) and at such time the Minimum Condition is not met, the Company Board believes that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees payable in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

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Terms of the Merger Agreement. The Company Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are advisable and in the best interest of the Company and its stockholders. The Company Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining approval under the HSR Act and in certain foreign jurisdictions, which it believes are likely to be satisfied on a timely basis.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

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No Stockholder Participation in Future Growth or Earnings. The Company Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive cash consideration for their Shares and will therefore be precluded from the opportunity to participate in any future earnings or growth of the Company or Parent or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

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Inability to Solicit Other Takeover Proposals. The Merger Agreement restricts Company’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Company Board to exercise its fiduciary duties under applicable law.

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Possibility of More Attractive Alternative Proposals. The Company Board considered that because the Company did not engage in outreach to third parties regarding a potential acquisition, it is possible that other parties could be interested in a potential transaction with the Company on more attractive terms than the Offer and the Merger (although the Company Board considered the limited number of companies in its industry that could transact around the current value of the Transactions, and concluded that the Merger Agreement adequately allows for consideration of superior proposals under appropriate circumstances), and considered that the Company would be able to consider unsolicited acquisition proposals from third parties pursuant to the Merger Agreement.

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Termination Fee. The Merger Agreement provides for a termination fee of $550 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal and enter into a definitive written agreement with respect to such proposal.

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Contingent Nature of CVRs. The Company Board considered the risk that some or all of the Milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved during the periods prescribed by the CVR Agreement.

•	Taxable Consideration. The gains realized by Company’s stockholders as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

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Effects of Failure to Complete Transactions. There will be risks and costs to Company and its business if the Offer is not consummated in accordance with its terms, including the diversion of management and employee attention away from the day-to-day operations of the Company, potential employee attrition, the effect on the Company’s relationships with suppliers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Transactions are not completed.

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Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Transactions that may limit the Company from taking specified actions without Parent’s written consent, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Transactions.

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Litigation. The Company Board considered the potential for litigation by stockholders in connection with the Transactions, which, even where lacking in merit, could nonetheless result in distraction and expense.

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Potential Conflicts of Interest. The Company Board considered the potential conflicts of interest created by the fact that the Company’s executive officers and directors have financial interests in the Transaction that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company.”

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Regulatory Approval. The Company Board considered the risks associated with the potential need to make antitrust filings, and obtain antitrust consents and approvals, in the United States and certain foreign jurisdictions, including the risk that regulatory agencies would not approve the Transactions or would impose terms and conditions on their approvals that would, if accepted, either materially impair the business operations of the Company or adversely impact the ability of the Company to realize the synergies that are expected to occur in connection with the Transactions.

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Other Risks. The Company Board considered the risks of the type and nature described under the section entitled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements.”

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its recommendation. The members of the Company Board evaluated the various factors listed above in light of their own knowledge of the business, financial condition and prospects of Company and considered the input of Company’s senior management team and outside legal and financial advisors. In light of the number and variety of factors that the Company Board considered, the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board considered the interests of Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

IN LIGHT OF THE FACTORS DESCRIBED ABOVE, THE COMPANY BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company” above.

Projected Financial Information

The Company does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with the Company’s exploration of strategic opportunities as described in more detail in the section “—Background of the Offer and the Merger” above, the Company’s senior management prepared certain non-public, unaudited risk-adjusted prospective financial information for fiscal years 2023 through 2032 (the “Company Management Projections”). The Company’s management provided the Company Management Projections to the Company Board in connection with its evaluation of the Transaction, and to Goldman Sachs for its use and reliance in connection with its financial analyses and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. In addition, the Company Management Projections with respect to fiscal years 2023 through 2028 were provided to Parent in connection with its due diligence evaluation of the Company. Consistent with the discussion and feedback from the Company Board, the Company Management Projections reflected the best currently available estimates and good faith judgments of management as to the future financial performance of Company. The Company Management Projections were prepared by the Company on a standalone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the Merger or any other Transactions or any changes to the Company’s operations or strategy that may be implemented after the completion of the Transactions. As a result, actual results likely will differ, and may differ materially, from those reflected in the Company Management Projections.

The information and table set forth below are included solely to give the Company’s stockholders access to relevant portions of the Company Management Projections and are not included in this Schedule 14D-9 to influence any Company stockholder to tender Shares or for any other purpose. The Company makes and has made no representations to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information.

Company Management Projections

Company Fiscal Year	Q3-4 ‘23E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue(1)	$602	$1,333	$1,643	$2,261	$2,945	$3,520	$4,048	$4,533	$4,942	$5,337
Adjusted EBITDA(2)	$158	$306	$460	$724	$1,018	$1,301	$1,517	$1,722	$1,902	$2,081
Adjusted Operating Income(3)	$143	$272	$418	$673	$957	$1,232	$1,437	$1,633	$1,805	$1,977
Unlevered Free Cash Flow(4)	$76	$153	$242	$379	$560	$756	$897	$1,032	$1,156	$1,273

(1)	Assumes completion of the Company’s STEMI DTUTM and PROTECT IV study in the Company’s fiscal year 2025 and completion of the Company’s RECOVER IV study in the Company’s fiscal year 2026.
(2)	“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, as adjusted to exclude special charges.
(3)	“Adjusted Operating Income” is a non-GAAP measure defined as gross profit less operating expenses, as adjusted to exclude special charges.
(4)

“Unlevered Free Cash Flow” is a non-GAAP measure calculated as adjusted operating income, less taxes, plus depreciation and amortization, less capital expenditures, and less increases in net working capital.

Important Information about the Company Management Projections.

The Company Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Company Management Projections were relied upon by the Company Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Company Board for use by Goldman Sachs in connection with its financial analysis and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. While the Company believes that such non-GAAP financial measures may provide useful supplemental information in evaluating, on a prospective basis, the Company’s potential financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by the Company may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction, such as the proposed Transactions, if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in its evaluation of the Transactions or Goldman Sachs in connection with its financial analysis and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Management Projections to the relevant GAAP financial measures. The Company Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

While the Company Management Projections are presented with numerical specificity, the Company Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company management’s control. Further, given that the Company Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or the Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, the Company’s performance, industry performance, general business and economic conditions, competition, adverse changes in applicable laws, regulations or rules and various other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Company Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Company Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described in the section titled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Management Projections also reflect assumptions by the Company’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, none of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Management Projections. The inclusion of the Company Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Management Projections necessarily predictive of actual future events, and the Company Management Projections should not be relied upon as such. None of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Company compared to the information contained in the Company Management Projections or that forecasted results will be achieved.

In addition, the Company Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Company Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Company Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company included in this Schedule 14D-9 and in the Company’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company Management Projections, Company stockholders are cautioned not to place undue, if any, reliance on the Company Management Projections.

Opinion of the Company’s Financial Advisor

At a meeting of the Company Board held on October 31, 2022, Goldman Sachs rendered to the Company Board its oral opinion, subsequently confirmed in Goldman Sachs’ written opinion dated October 31, 2022, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 31, 2022, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Company Board in connection with its consideration of the Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended March 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company prepared by Company’s management, as approved for Goldman Sachs’ use by the Company (referred to in this section as the “Company Management Projections” and summarized in the section entitled “—Projected Financial Information,”) including estimates as to the timing of achievement of the Milestones (referred to in this section as the “CVR Estimates”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical device and technologies industry as well as the broader healthcare industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Company Board that the Company Management Projections, including the CVR Estimates, were reasonably prepared on a basis reflecting the best then-available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the Transactions would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the Cash Amount plus one CVR per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the CVR Agreement or entered into or amended in connection with the Transactions, including any allocation of the consideration, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. In addition, Goldman Sachs does not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 28, 2022, the last trading day before the date on which the Company Board approved the Transactions, and is not necessarily indicative of current market conditions.

For purposes of its financial analyses, Goldman Sachs calculated the implied value of the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement to be $396.96 (the “Consideration NPV”) by adding to the Cash Amount of $380.00 per Share, the net present value (“NPV”) of one CVR of $16.96, calculated by discounting to the present value, as of September 30, 2022, the Milestone Payments estimated to be made based on the timing of achieving the Milestones as reflected in the CVR Estimates, utilizing a discount rate of 11.8%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing

Model (“CAPM”), which requires certain company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally.

Implied Premia Analysis. Goldman Sachs calculated and compared certain implied premia described below using implied values of the consideration per Share represented by (a) $380.00 (the value of the Cash Amount excluding any potential payment under the CVR); (b) $396.96 (the Consideration NPV); and (c) $415.00 (the value of the Cash Amount plus $35.00, representing the nominal undiscounted value of one CVR per Share assuming achievement of all Milestones, resulting in the maximum potential amount of the Milestone Payments per Share).

Goldman Sachs calculated the implied premia represented by the Cash Amount of $380.00, the Consideration NPV of $396.96 and the Cash Amount plus the nominal value of one CVR of $415.00, in each case per Share, as described in the previous paragraph, relative to:

•	$258.06, the closing price per Share as of October 28, 2022, the last trading day before the date on which the Company Board approved the Transactions;

•	$255.50, the volume weighted average price (referred to as “VWAP”) of the Shares over the 30-calendar-day period ended October 28, 2022 (referred to as “30-Day VWAP”);

•	$257.73, the VWAP of the Shares over the 60-calendar-day period ended October 28, 2022 (referred to as “60-Day VWAP”);

•	$305.00, the median analyst price target per Share as of October 28, 2022 (referred to as “Median Analyst Price Target”); and

•	$371.35, the highest closing trading price of the Shares over the 52-week period ended October 28, 2022 (referred to as “52-Week High”).

The results of these calculations are as follows:

	Implied Premium Represented by:
Reference Price Per Share	Cash Amount ($380.00)	Consideration NPV ($396.96)	Cash Amount Plus Nominal Value of CVR ($415.00)
October 28, 2022 Closing Price of $258.06	47%	54%	61%
30-Day VWAP of $255.50	49%	55%	62%
60-Day VWAP of $257.73	47%	54%	61%
Median Analyst Price Target of $305.00	25%	30%	36%
52-Week High of $371.35	2%	7%	12%

Illustrative Discounted Cash Flow Analysis. Using the Company Management Projections, Goldman Sachs performed an illustrative discounted cash flow analysis of the Company to derive a range of illustrative present values per Share as of September 30, 2022. Using mid-year convention for cash flows and discount rates ranging from 11.5% to 13.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2022 (i) estimates of unlevered free cash flow for the Company for the period from October 1, 2022 to March 31, 2032, as reflected in the Company Management Projections and (ii) a range of illustrative terminal values for the Company as of March 31, 2032, calculated by applying a range of exit multiples of 16.0x to 20.0x to the Company’s estimated next twelve months (“NTM”) EBITDA as reflected in the Company Management Projections (which analysis implied perpetuity growth rates ranging from 7.4% to 9.6%). Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the

Company, as well as certain financial metrics for the United States financial markets generally. The range of terminal year EBITDA exit multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical NTM enterprise value (“EV”) to EBITDA multiples for the Company and for the Profitable MedTech Selected Companies (defined below), calculated by Goldman Sachs as set forth below under “—Selected Publicly Traded Companies Trading Multiples”.

Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it calculated for the unlevered free cash flow and illustrative terminal values, as described above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived for the Company the net cash (defined as cash less debt) of the Company as of September 30, 2022, as provided by the management of the Company and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted Shares outstanding as of October 28, 2022, calculated using the treasury stock method based on information provided by the Company’s management, to derive a range of illustrative present values per Share of $334 to $441, rounded to the nearest dollar.

Illustrative Present Value of Future Share Price Analyses. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share, which is designed to provide an indication of the present value of a theoretical future value of the Company’s equity as a function of the Company’s NTM EV to revenue (“NTM EV/Revenue”) multiple. For this analysis, Goldman Sachs used the Company Management Projections for each of the fiscal years ending March 31, 2024, 2025 and 2026.

Goldman Sachs first calculated the implied future enterprise value of the Company as of March 31, 2023, 2024 and 2025, by applying illustrative NTM EV/Revenue multiples ranging from 8.7x to 12.7x to estimates of the Company’s revenue, as reflected in the Company Management Projections, for each of the fiscal years 2024, 2025 and 2026, respectively. The range of NTM EV/Revenue multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical NTM EV/Revenue multiples for the High Growth MedTech Selected Companies (defined below), calculated by Goldman Sachs, as set forth below under “—Selected Publicly Traded Companies Trading Multiples.” Goldman Sachs then added to the resulting range of implied enterprise values as of March 31 of each applicable year the estimated net cash (defined as cash less debt) of the Company as of March 31 of each applicable year, respectively, as provided by the management of the Company and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company as of March 31, 2023, 2024 and 2025. Goldman Sachs then divided the results by the estimated total number of fully diluted Shares outstanding as of March 31 of each applicable year, calculated using the treasury stock method based on information provided by the Company’s management, to derive a range of implied future equity values per Share.

Goldman Sachs then discounted these implied equity values as of September 30, 2022 using an illustrative discount rate of 11.8% to derive implied present values of implied future share prices as of September 30, 2022. The illustrative discount rate of 11.8% reflected an estimate of the Company’s cost of equity. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per Share ranging from $259 to $498, rounded to the nearest dollar.

Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all 72 all-cash transactions announced since January 1, 2016 involving a public healthcare company in the United States as the target where the disclosed transaction value was between $1 billion and $20 billion. For the entire period, Goldman Sachs calculated, using publicly available information, the median, 25th percentile and 75th percentile implied premia of the price paid in these transactions relative to the last undisturbed closing share price of the target company prior to the announcement of the applicable transaction. This analysis indicated a median premium of 35%, a 25th percentile premium of 16% and a 75th percentile premium of 73% across the entire period. Based on its review of the implied premia for the reviewed transactions and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premia of 16% to 73% (corresponding to the 25th and 75th percentiles of the implied premia calculated for such transactions as described above) to the closing price per Share as of October 28, 2022 of $258.06. This analysis resulted in a range of implied values from $299 to $446 per Share, rounded to the nearest dollar.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions announced since January 1, 2017 listed below involving target companies in the high growth medical device and technologies industry. For each of the selected transactions, Goldman Sachs calculated the implied EV of the target company, calculated using the consideration paid in the applicable transaction as a multiple of the target company’s revenue for the twelve-month period ended prior to announcement of each applicable transaction (“LTM Revenue”), as disclosed in public company filings and other publicly available information. The selected transactions and the implied EV/LTM Revenue multiples calculated for the transactions are set forth below.

Announcement Date	Target	Acquiror	EV/LTM Revenue
January 6, 2022	Vocera Communications, Inc.	Stryker Corporation	13.2x
September 13, 2021	Itamar Medical Ltd.	ZOLL Medical Corporation	9.9x
August 6, 2021	Intersect ENT, Inc.	Medtronic Public Limited Company	10.7x
July 29, 2021	Misonix, Inc.	Bioventus Inc.	7.0x
January 21, 2021	Preventice Solutions, Inc.	Boston Scientific Corporation	7.8x
January 20, 2021	Cardiva Medical, Inc.	Haemonetics Corporation	7.3x
December 18, 2020	BioTelemetry, Inc.	Koninklijke Philips N.V.	6.4x
October 28, 2020	Z-Medica, LLC	Teleflex Incorporated	8.1x
August 7, 2019	Avedro, Inc.	Glaukos Corporation	15.4x
September 20, 2018	Mazor Robotics Ltd	Medtronic Public Limited Company	25.2x
December 7, 2017	Entellus Medical, Inc.	Stryker Corporation	7.7x
September 5, 2017	NeoTract, Inc.	Teleflex Incorporated	13.3x
June 28, 2017	The Spectranetics Corporation	Koninklijke Philips N.V.	7.5x
June 19, 2017	NOVADAQ Technologies Inc.	Stryker Corporation	7.7x
February 13, 2017	ZELTIQ Aesthetics, Inc.	Allergan plc	6.8x
February 1, 2016	Sage Products, LLC	Stryker Corporation	6.5x
Median			7.8x
75th Percentile			11.3x
25th Percentile			7.2x

While none of the selected transactions or companies that participated in the selected transactions are directly comparable to the Company or the Transactions, the transactions included as selected transactions were chosen because the target companies that participated in the selected transactions are companies with certain operations, financial characteristics and/or growth characteristics that, for the purposes of analysis, may be considered similar to certain operations, financial characteristics and/or growth characteristics of the Company.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment and experience, Goldman Sachs applied a range of EV/LTM Revenue multiples of 7.2x to 11.3x (corresponding to the 25th and 75th percentiles of the implied EV/LTM Revenue multiples calculated for the transactions as described above) to the Company’s revenue for the twelve-month period ended September 30, 2022, as provided by the management of the Company and approved for Goldman Sachs’ use by the management of the Company, to derive a range of implied enterprise values for the Company. Goldman Sachs added to the resulting range the net cash (defined as cash less debt) of the Company as of September 30, 2022, as provided by the management of the Company and approved for Goldman Sachs’ use by the Company, to derive ranges of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted outstanding Shares as of October 28, 2022, calculated using the treasury stock method based on information provided by the management of the Company and approved for Goldman Sachs’ use by the Company, to derive a reference range of implied per Share value of $189 to $285, rounded to the nearest dollar.

Selected Publicly Traded Companies Trading Multiples. Using publicly available data, Goldman Sachs reviewed and compared public market multiples for the Company and the selected publicly traded companies listed below in the medical device and technologies industry. Although none of the selected companies is directly comparable to the Company, the selected companies were chosen because they are publicly traded companies in the medical device and technologies industry with certain operations, financial characteristics and/or growth characteristics that, for purposes of analysis, may be considered similar to certain operations, financial characteristics and/or growth characteristics of the Company.

Goldman reviewed enterprise value to NTM revenue multiples for the Company and the following publicly traded companies (which are referred to in this section as the “High Growth MedTech Selected Companies”):

•	Edwards Lifesciences Corporation

•	Omnicell, Inc.

•	DexCom, Inc.

•	Insulet Corporation

•	Intuitive Surgical, Inc.

•	Align Technology, Inc.

•	Masimo Corporation

•	Penumbra, Inc.

Goldman also reviewed enterprise value to NTM EBITDA multiples for the following publicly traded companies (which are referred to in this section as the “Profitable MedTech Selected Companies”):

•	STERIS plc

•	ResMed Inc.

•	Masimo Corporation

•	Stryker Corporation

•	Edwards Lifesciences Corporation

•	Align Technology, Inc.

•	Globus Medical, Inc.

For each of the Company and the entire group of High Growth MedTech Selected Companies, Goldman Sachs calculated and compared the average enterprise value to NTM revenue multiples for the 1-month, 6-month, 1-year and 5-year periods ended October 28, 2022 (which is referred to in the table below as “Last 1-Month Average EV/NTM Revenue,” “Last 6-Month Average EV/NTM Revenue,” “Last 1-Year Average EV/NTM Revenue,” and “Last 5-Year Average EV/NTM Revenue,” respectively).

The multiples calculated by Goldman Sachs for the Company and the entire group of High Growth MedTech Selected Companies are as follows:

Company/High Growth MedTech Selected Companies	Last 1-Month Average EV/NTM Revenue	Last 6-Month Average EV/NTM Revenue	Last 1-Year Average EV/NTM Revenue	Last 5-Year Average EV/NTM Revenue
Company	8.6x	9.1x	10.5x	12.7x
High Growth MedTech Selected Companies Average	7.8x	7.7x	9.3x	9.4x

For the entire group of the Profitable MedTech Selected Companies, Goldman Sachs calculated and compared the average of the enterprise value to NTM EBITDA multiples for the 1-month, 6-month and 1-year periods ended October 28, 2022 (which is referred to in the table below as “Last 1-Month Average EV/NTM EBITDA,” “Last 6-Month Average EV/NTM EBITDA,” and “Last 1-Year Average EV/NTM EBITDA,” respectively).

The multiples calculated by Goldman Sachs for the entire group of Profitable MedTech Selected Companies are as follows:

Profitable MedTech Selected Companies	Last 1-Month Average EV/NTM EBITDA	Last 6-Month Average EV/NTM EBITDA	Last 1-Year Average EV/NTM EBITDA
Profitable MedTech Selected Companies Average	16.0x	17.2x	20.9x

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Company common stock, as of the date of the opinion, of the Cash Amount plus one CVR per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration of the Cash Amount plus one CVR per Share was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Company Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. During the two-year period ended October 31, 2022, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and/or may receive, compensation, including having acted as a dealer in Parent’s commercial paper program since December 2010; and as a financial advisor to Parent in connection with the pending separation of its consumer health business into a new publicly traded company, announced in November 2021. During the two-year period ended October 31, 2022, Goldman Sachs has not recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent or its affiliates. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to an engagement letter between the Company and Goldman Sachs dated October 28, 2022, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between the Company and Goldman Sachs provides for an aggregate fee, all of which is contingent upon consummation of the Transactions, that is estimated, based on the information available as of the date of announcement, at approximately $105 million, which includes a fee (contingent upon achievement of the Milestones and assuming the maximum potential amount of the Milestone Payments is achieved) of up to approximately $9 million. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs to act as its financial advisor in connection with the Offer and the Merger (and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise).

Information pertaining to the engagement of Goldman Sachs is included in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and is incorporated herein by reference.

The Company also retained Stephens Inc. (“Stephens”) to act as a second financial advisor in connection with the Offer and the Merger to (i) familiarize itself with the Company business and financial condition, (ii) assist the Company with analyzing, evaluating or negotiating certain provisions designated by the Company of a proposed transaction and (iii) assist the Company with such other financial advisory and investment banking services as mutually agreed upon between the Company and Stephens. The Company will pay Stephens a transaction fee of $1,000,000 on the closing date of the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Andrew Greenfield	September 30, 2022	34	$0	These shares of common stock were acquired by the reporting person through participation in the ABIOMED, Inc. Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, and the transaction was exempt under Rule 16b-3(c)
Michael R. Minogue	September 30, 2022	32	$0	These shares of common stock were acquired by the reporting person through participation in the ABIOMED, Inc. Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, and the transaction was exempt under Rule 16b-3(c)

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Matthew T. Plano	November 1, 2022	1,843	$223.90	Exercise of stock options pursuant to reporting owners 10b5-1 plan.
	November 1, 2022	974	$377.8389	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	1,699	$378.612	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	722	$379.3305	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	149	$380.2151	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
Todd A. Trapp	November 1, 2022	263	$377.82	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	479	$378.6378	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	191	$379.3497	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
	November 1, 2022	67	$380.1973	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.
Thomas Paul	November 1, 2022	1,000	$379.38	Sale of common stock pursuant to reporting owner’s 10b5-1 plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement”), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Company Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15—“Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

Antitrust Compliance

United States Antitrust Laws. Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions may not be consummated until certain information and documentary material has been furnished for review by the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Merger Sub’s acquisition of Shares in the Offer.

The FTC recently issued an Informal Interpretation of the HSR rules, pursuant to which the FTC concluded that the presence of a CVR disqualified a transaction from being treated as a cash tender offer to which the shorter 15-day HSR waiting period would apply.

The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration or termination of a 30-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which begins when Parent, on behalf of Merger Sub, has filed a Premerger Notification Report Form (the “HSR Notification”) with the FTC and the DOJ. If the 30-calendar day waiting period expires on a federal holiday or weekend, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. The Company and Parent each filed an HSR Notification with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on November 7, 2022, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on December 7, 2022, unless earlier terminated by the FTC and the DOJ, or later, if Parent, with the consent of the Company, elects to withdraw and re-submit its HSR Notification, or the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe an additional 30-day waiting period, which would begin to run only after Parent has substantially complied with the Second Request, unless the waiting period is terminated earlier. After that time, consummation of the Merger may be delayed by court order (through an injunction preventing the closing) or with the mutual written consent of Parent and the Company. The Merger will not require an additional filing under the HSR Act if Merger Sub owns at least 50% of the outstanding Shares at the time of the Merger (which Merger Sub expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Merger Sub, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, a state or foreign jurisdiction could in certain circumstances take action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail.

As described below, it is also a condition to Merger Sub’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that required approvals in respect of the Transactions shall have been obtained under the applicable antitrust laws in the Federal Republic of Germany, the Republic of Austria and Japan. Merger Sub is not aware of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States, Germany, Austria and Japan.

German Antitrust Laws. The Act Against Restraint of Competition requires Parent to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Parent within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from the submission of the complete notification has expired without the FCO initiating an in-depth investigation. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO approves the transaction or the FCO has not prohibited the concentration by a decision within a waiting period of five months from submission of a complete notification to the FCO (subject to extension).

Austrian Antitrust Laws. Parent is required to file a notification with the Federal Competition Authority (“FCA”) under the Austrian Cartel Act, which provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the right to apply for an in-depth investigation of the transaction is waived or the four-week waiting period (possibly extended to six-week) from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. In the event an in-depth investigation is requested, the acquisition of Shares pursuant to the Offer may not be consummated unless the Austrian Cartel Court or the Austrian Supreme Cartel Court, as the case may be, has dismissed the request, declared that the concentration will not be prohibited, or discontinued the investigation proceedings.

Japanese Antitrust Laws. The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) requires Parent to file a notification with the Japan Fair Trade Commission (“JFTC”), and the Transaction may not be consummated unless (a) the 30-calendar day waiting period from the date of acceptance of the notification has elapsed without a written notice from the JFTC that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90-calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that the JFTC shortens the 30-calendar day waiting period applicable to the notification.

See Section 15—“Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by ABIOMED and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 22 Cherry Hill Drive, Danvers, Massachusetts 01923, Attention: Legal Department, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 22 Cherry Hill Drive, Danvers, Massachusetts 01923, Attention: Legal Department.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenter”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenter the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenters. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenters have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenters submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenter who does not comply with such requirement. Accordingly, Dissenters are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenter in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenters are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenter without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will effectively lose the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the rights of the stockholders and beneficial owners of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Neither Parent nor Merger Sub is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Stockholder Approval of the Merger Not Required

The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will have received a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company will effect the Merger as soon as practicable, without a vote of stockholders of Company in accordance with Section 251(h) of the DGCL.

If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights”. Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same Merger Consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of the Company and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement, and any assumptions underlying the foregoing. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of the Company, including those detailed in Company’s public filings with the SEC from time to time, including Company’s Annual Report on Form 10-K for the year ended March 31, 2021, Quarterly Reports on Form 10-Q for the quarters ended June 30, 2022 and September 30, 2022, Definitive Proxy Statement on Schedule 14A filed with the SEC on June 28, 2022 and the tender offer documents filed by Johnson & Johnson and Athos Merger Sub, Inc. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at https://investors.abiomed.com.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 15, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Merger Sub with the SEC on November 15, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published in The Wall Street Journal on November 15, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit No.	Description

(a)(5)(A)	Joint Press Release, dated November 1, 2022, issued by Company and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Company with the SEC on November 1, 2022) (File No. 001-09585).

(a)(5)(B)	Email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(C)	Follow-up email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(D)	Q&A Document for Employees, hyperlinked in email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(E)	ABIOMED Operating Procedures United States Version, transcript of video hyperlinked in email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(F)	ABIOMED Four Principles Animation United States Version 2021, transcript of video hyperlinked in email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.5 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(G)	“I am Abiomed, I am Heart Recovery,” transcript of video hyperlinked in email from Michael Minogue, Chairman, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated November 1, 2022 (incorporated by reference to Exhibit 99.6 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(H)	Approved Supplier Messaging Kit (incorporated by reference to Exhibit 99.7 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(I)	Approved Physicians Messaging Kit (incorporated by reference to Exhibit 99.8 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(J)	Approved Government or Association Messaging Kit (incorporated by reference to Exhibit 99.9 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(K)	Approved Business Partner Messaging Kit (incorporated by reference to Exhibit 99.10 on the Schedule 14D-9c, dated November 1, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(L)	Transcript of meeting held by Andrew Greenfield with the Global Field Team on November 1, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 2, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(M)	Email sent by the Company on behalf of Ashley McEvoy, Executive Vice President and Worldwide Chairman of Johnson & Johnson MedTech, to the Company’s employees, dated November 3, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 3, 2022, issued by the Company (File No. 005-38995)).

Exhibit No.	Description

(a)(5)(N)	Email from Poornima Sood, MD, MBA, Vice President, Clinical and Regulatory Affairs, sent to clinical study partners, dated November 3, 2022 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9c, dated November 3, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(O)	Email from Chuck Simonton, MD, Vice President & Chief Medical Officer, sent to clinical study investigators, dated November 3, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 4, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(P)	Email from Company Corporate Communications, sent to all Company employees, dated November 4, 2022 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9c, dated November 4, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(Q)	Employee Questions and Answers, hyperlinked in email from Company Corporate Communications, sent to all Company employees, dated November 4, 2022 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9c, dated November 4, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(R)	Letter from Mike Minogue, Chairman, President and Chief Executive Officer, included in monthly all-employee Newsletter, dated November 7, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 7, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(S)	German translation of Letter from Mike Minogue, Chairman, President and Chief Executive Officer, included in monthly all-employee Newsletter, dated November 7, 2022 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9c, dated November 7, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(T)	Japanese translation of Letter from Mike Minogue, Chairman, President and Chief Executive Officer, included in monthly all-employee Newsletter, dated November 7, 2022 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9c, dated November 7, 2022, issued by the Company (File No. 005-38995)).

(a)(5)(U)	Japanese translation of Press Release dated November 1, 2022, filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on November 1, 2022 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9c, dated November 14, 2022, issued by the Company (File No. 005-38995)).

(e)(1)	Agreement and Plan of Merger, dated October 31, 2022, by and among Parent, Merger Sub and Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Company with the SEC on November 1, 2022) (File No. 001-09585).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Parent and Rights Agent (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Company with the SEC on November 1, 2022) (File No. 001-09585).

(e)(5)	Confidentiality Agreement, dated September 28, 2022, by and between Parent and Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(6)	Company Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Company with the SEC on June 28, 2022) (File No. 001-09585).

(e)(7)	Letter Agreement, dated October 31, 2022, by and between the Company and Michael R. Minogue (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on November 1, 2022) (File No, 001-09585).

(e)(8)	Retention Agreement, dated October 31, 2022, by and between the Company and Andrew J. Greenfield (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on November 1, 2022) (File No. 001-09585).

Exhibit No.	Description

(e)(9)	Second Amended & Restated 2015 Omnibus Incentive Plan (incorporated by reference to Appendix A on the Schedule 14A filed by the Company with the SEC on June 22, 2018) (File No. 001-09585).

(e)(10)	1988 Employee Stock Purchase Plan, as Amended and Restated February 5, 2019 (incorporated by reference to Exhibit 10.6 to the Form 10-K filed by the Company on May 23, 2019) (File No. 001-09585).

(e)(11)	Change of Control Severance Agreement, dated as of April 6, 2018, by and between the Company and Todd Trapp (incorporated by reference to Exhibit 10.44 to the Form 10-K filed by the Company on May 24, 2018) (File No. 001-09585).

(e)(12)	Change of Control Severance Agreement, dated as of November 1, 2018, by and between the Company and Marc Began (incorporated by reference to Exhibit 10.23 to the Form 10-K filed by the Company on May 21, 2021) (File No. 001-09585).

(e)(13)	Change of Control Agreement, dated as of September 15, 2008, by and between the Company and David Weber.

(e)(14)	Employment Agreement and Change in Control Agreement, dated as of April 5, 2004, by and between the Company and Michael R. Minogue (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed by the Company on August 9, 2004) (File No. 001-09585).

(e)(15)	Amendment to Change in Control Agreement, dated as of December 31, 2008, by and between the Company and Michael R. Minogue (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Company on February 9, 2009) (File No. 001-09585).

(e)(16)	Change of Control Severance Agreement, dated as of September 15, 2008, by and between the Company and Andrew J. Greenfield (incorporated by reference to Exhibit 10.24 to the Form 10-K filed by the Company on May 21, 2021) (File No. 001-09585).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, INC.

Date: November 15, 2022	By:	/s/ Marc A. Began
Name: Marc A. Began
Title: Executive Vice President, General Counsel and Secretary

ANNEX A

Opinion of Goldman Sachs & Co. LLC

PERSONAL AND CONFIDENTIAL

October 31, 2022

Board of Directors

Abiomed, Inc.

22 Cherry Hill Drive

Danvers, MA 01923

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Johnson & Johnson (“J&J”) and its affiliates) of all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Abiomed, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 31, 2022 (the “Agreement”), by and among J&J, Athos Merger Sub, Inc., a wholly owned subsidiary of J&J (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $380.00 in cash (the “Cash Amount”) and one contingent value right to be issued by J&J (a “CVR” and together with the Cash Amount, the “Consideration”) per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by J&J, its subsidiaries or the Company, or held in the Company’s treasury, or Dissenting Company Shares (as defined in the Agreement)) will be converted into the right to be paid the Consideration. The CVR will entitle the holder thereof to receive one or more contingent payments upon achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (as defined in the Agreement).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, J&J, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to J&J and/or its affiliates from time to time for which our Investment Banking Division has received, and/or may receive, compensation, including having acted as a dealer in J&J’s commercial paper program since December 2010; and as a financial advisor to J&J in connection with the pending separation of its consumer health business into a new publicly traded company, announced in November 2021. We may also in the future provide financial advisory and/or underwriting services to the Company, J&J and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended March 31, 2022; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other

Board of Directors

Abiomed, Inc.

October 31, 2022

communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”), including estimates as to the timing of achievement of the Milestones (as defined in the CVR Agreement) (the “CVR Estimates”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical device and technologies industry as well as the broader healthcare industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the CVR Estimates, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than J&J and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or the CVR Agreement or entered into or amended in connection with the Transaction, including, any allocation of the Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than J&J and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, J&J or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or J&J or the ability of the Company or J&J to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our

Board of Directors

Abiomed, Inc.

October 31, 2022

advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than J&J and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC

(GOLDMAN SACHS & CO. LLC)

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section (and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. . Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting entity or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving resulting entity a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2 of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving or resulting entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving or resulting entity, service of a copy thereof shall be made upon the surviving or resulting entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving or resulting entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving or resulting entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving or resulting entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving or resulting entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger or consolidation, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section will deliver to the surviving or resulting entity a written withdrawal of such person’s demand for an appraisal in respect of the merger or all of such person’s shares in accordance with subsection (e) of this section then the right of such person to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving or resulting entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

B-5